Exhibit 2.1

EXECUTION VERSION

UNIT PURCHASE AGREEMENT

by and among

YANKEE CANDLE GROUP LLC,

JARDEN CORPORATION,

YANKEE CANDLE INVESTMENTS LLC

and

THE OTHER PARTIES HERETO

September 3, 2013

i

(Continued)

(Continued)

(Continued)

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of September 3, 2013, is made by and among Yankee Candle Group LLC, a Delaware limited liability company (the “Seller”), Jarden Corporation, a Delaware corporation (the “Purchaser”), Yankee Candle Investments LLC, a Delaware limited liability company (the “Company”), and each of the Persons set forth on the Schedule of Members attached hereto (each, a “Member” and collectively, the “Members”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 11 below.

WHEREAS, the Seller owns 100% of the issued and outstanding class A common units of the Company (the “Units”), which represent all of the outstanding equity interests of the Company;

WHEREAS, the Members are direct investors in and beneficiaries of the equity interests of the Seller;

WHEREAS, subject to the terms and conditions of this Agreement, the Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, all of the Units; and

WHEREAS, the respective boards of directors and boards of managers, as applicable, of the Purchaser, the Seller and the Company have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF UNITS

1.01 Purchase and Sale of Units. On the terms and subject to the conditions hereof, on the Closing Date, (a) the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all of the Units, free and clear of any Liens and restrictions on transfer (other than any restrictions under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), and applicable state securities Laws), and (b) in consideration of the sale of the Units and the covenants and agreements of the Seller and the Members contained herein, the Purchaser shall deliver to the Seller or its designee the consideration specified in Section 1.02.

1.02 Purchase Price.

(a) For purposes of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid for the Units shall be an amount equal to (i) $1,750,000,000 (the “Base Consideration”), minus (ii) Final Indebtedness, plus (iii) the amount, if any, by which Final Net Working Capital exceeds the Target Net Working Capital, minus (iv) the amount, if any, by which Final Net Working Capital is less than the Target Net Working Capital, plus (v) Final Cash, minus (vi) the amount of Final Transaction Expenses unpaid as of immediately prior to the Closing.

(b) For purposes of this Agreement, the “Preliminary Purchase Price” shall be an amount equal to (i) the Base Consideration, minus (ii) Estimated Indebtedness, plus (iii) the amount, if any, by which Estimated Net Working Capital exceeds the Target Net Working Capital, minus (iv) the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital, plus (v) Estimated Cash, minus (vi) the amount of Estimated Transaction Expenses.

1.03 Estimated Cash, Estimated Indebtedness, Estimated Transaction Expenses and Estimated Net Working Capital. Not less than three (3) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Purchaser (i) the Company’s good faith preparation of the consolidated balance sheet of Holdco and its Subsidiaries (the “Estimated Closing Balance Sheet”) as of the close of business on the day immediately preceding the Closing Date, (ii) the Company’s good faith calculation of its estimate of (a) the amount of Cash as of immediately prior to the Closing (“Estimated Cash”), (b) the amount of Net Working Capital derived from the Estimated Closing Balance Sheet as of the close of business on the day immediately preceding the Closing Date (“Estimated Net Working Capital”), (c) the amount of Indebtedness as of immediately prior to the Closing (“Estimated Indebtedness”), it being understood that the estimated amount for any item of Indebtedness set forth on the Indebtedness Payoff Schedule shall equal the corresponding amount set forth on the applicable payoff letter to be delivered in connection with Closing, and (d) the amount of Transaction Expenses unpaid as of immediately prior to the Closing (“Estimated Transaction Expenses”), it being understood that the estimated amount for each Transaction Expense shall equal the amount set forth on the final invoice with respect to such Transaction Expense to be delivered in connection with Closing, and (iii) a statement showing the calculation of the Preliminary Purchase Price (such items, collectively, the “Initial Closing Statement”). The Estimated Closing Balance Sheet shall be prepared, and the Estimated Cash, the Estimated Indebtedness, the Estimated Net Working Capital and the Estimated Transaction Expenses, shall, to the extent applicable, be determined, on a consolidated basis in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the audited consolidated balance sheet of Holdco and its Subsidiaries as of the fiscal year ended December 29, 2012 (the “2012 Balance Sheet”), and in the case of Estimated Net Working Capital, also using the same accounting methods, policies, principles, practices and procedures as are used in the calculation of Target Net Working Capital on the Target Net Working Capital Schedule, and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.

1.04 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties shall consummate the following transactions on the Closing Date:

(a) the Purchaser shall deliver to the Seller (or, at the Seller’s discretion, the Paying Agent) the Preliminary Purchase Price by wire transfer of immediately available funds to one or more accounts designated by the Seller to the Purchaser in exchange for the delivery by the Seller to the Purchaser of the unit certificate evidencing the Units duly endorsed for transfer or accompanied by a duly executed unit power and the Seller shall take such actions as are necessary to reflect the Purchaser’s ownership of the Units on the applicable books and records of the Company.

(b) the Company shall deliver to the Purchaser customary payoff letters (in form and substance reasonably satisfactory to the Purchaser) from each holder of Indebtedness listed on the Indebtedness Payoff Schedule (other than the Holdco Notes and Opco Notes, it being understood that the discharge of such Indebtedness, including payment by the Purchaser of any Breakage Costs thereunder, shall be handled pursuant to Section 10.03) and shall deliver to the Purchaser all related Lien releases (or authority to create and file such Lien releases) at the Closing;

(c) the Purchaser shall repay, on behalf of the Company and its Subsidiaries, all amounts required to be paid under the payoff letters delivered pursuant to Section 1.04(b) in order to fully discharge the Indebtedness (subject to contingent obligations to the extent provided in the applicable credit agreement which customarily survive any such discharge) owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such payoff letters;

(d) the Purchaser, the Company and the Seller shall make such other deliveries as are required by Article 2 hereof;

(e) the Company shall deliver to the Purchaser final invoices from each Person to whom a Transaction Expense is owed and the Purchaser shall pay, on behalf of the Seller and the Company and its Subsidiaries (as applicable), the unpaid Transaction Expenses reflected in such invoices, by wire transfer of immediately available funds to the accounts designated on the Transaction Expenses Schedule; and

(f) the Company shall deliver to the Purchaser an affidavit, executed by the Company under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c).

1.05 Final Cash, Final Indebtedness, Final Net Working Capital and Final Transaction Expenses Calculations.

(a) As promptly as possible, but in any event within 60 days after the Closing Date, the Purchaser will deliver to the Seller (i) a consolidated balance sheet of Holdco and its Subsidiaries (the “Closing Balance Sheet”) as of the close of business on the day immediately preceding the Closing Date, (ii) a statement showing the calculation of (A) the amount of Cash as of immediately prior to the Closing, (B) the amount of Indebtedness as of immediately prior to the Closing, (C) the Net Working Capital derived from the Closing Balance Sheet as of the close of business on the day immediately preceding the Closing Date and (D) the amount of Transaction Expenses unpaid as of immediately prior to the Closing, and (iii) a statement showing the calculation of the final Purchase Price (such items, collectively, the “Preliminary Statement”). The Closing Balance Sheet shall be prepared, and the amount of Cash, the amount of Indebtedness, the Net Working Capital and the unpaid Transaction Expenses, shall, to the extent applicable, be determined, on a consolidated basis in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the 2012 Balance Sheet, and in the case of Net Working Capital, also using the same accounting methods, policies, principles, practices and procedures as are used in the calculation of Target Net Working Capital on the Target Net Working Capital Schedule, and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. The parties agree that the purpose of preparing the Closing Balance Sheet and determining the amount of Cash, the amount of Indebtedness, the Net Working Capital and the amount of Transaction Expenses unpaid as of immediately prior to the Closing and the related purchase price adjustment contemplated by this Section 1.05 is to finally determine, as of the applicable measurement time, the amount of Cash, the amount of Indebtedness, the Net Working Capital and unpaid Transaction Expenses, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Balance Sheet or determining the amount of Cash, the amount of Indebtedness, the Net Working Capital and the amount of unpaid Transaction Expenses. After delivery of the Preliminary Statement, the Seller and its accountants shall be permitted full access at reasonable times and locations to review Holdco’s and its Subsidiaries’ books and records and work papers related to the preparation of the Preliminary Statement (but, for the avoidance of doubt, books, records and work papers shall not include protected attorney-client communications); provided, that such review shall be done in a manner that does not unreasonably interfere with the normal business operations of the Company or its Subsidiaries. Subject to the foregoing, the Seller and its accountants may make inquiries of the Purchaser, the Company, its Subsidiaries and their respective accountants regarding questions concerning, or disagreements with, the Preliminary Statement arising in the course of their review thereof, and the Purchaser shall use its, and shall cause the Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.

(b) If the Seller has any objections to the Preliminary Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto then known based on the access and information provided by the Purchaser through such date (an “Objections Statement”). If an Objections Statement is not delivered to the Purchaser within 60 days after delivery of the Preliminary Statement, the Preliminary Statement shall be final, binding and non-appealable by the parties hereto; provided that, in the event the Purchaser, the Company or any of its Subsidiaries does not provide any papers or documents reasonably requested by the Seller or any of its authorized representatives during such 60 day period within five days of request therefor (or such shorter period as may remain in such 60 day period), such 60 day period shall be extended by one day for each additional day it takes for the Purchaser, the Company or one of its Subsidiaries to reasonably respond to such request. The Seller and the Purchaser shall discuss in good faith any such objections, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement, the Seller and the Purchaser shall submit such dispute to Houlihan Lokey (the “Firm”); provided that, if the Firm is unable or unwilling to serve in such capacity, the Seller and the Purchaser shall jointly select an alternative arbiter from a nationally recognized independent public accounting firm that is not the independent auditor of any of the Purchaser, the Seller or the Company (the Firm or the Person so selected, as applicable, the “Dispute Resolution Auditor”). Each of the Seller and the Purchaser may furnish to the Dispute Resolution Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Dispute Resolution Auditor shall consider only those items and amounts which are identified in the Objections Statement as being items which the Seller and the Purchaser are unable to resolve. The Dispute Resolution Auditor’s determination will be based solely on the definitions of Cash, Indebtedness, Net Working Capital and Transaction Expenses contained herein and the other applicable terms of this Agreement, including the applicable accounting standards provided herein. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements as soon as practicable. Further, the Dispute Resolution Auditor’s determination shall be based solely on the supporting material provided by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Dispute Resolution Auditor (it being understood that to the extent an adjustment to any item contained on the Preliminary Statement has an effect on any other item on the Preliminary Statement, such effect shall also be taken into account in any final determination, regardless of whether directly included by the parties and regardless of amounts assigned to such other item). The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non-appealable on the parties hereto. The costs and expenses of the Dispute Resolution Auditor shall be allocated between the Purchaser and the Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Seller claims the Net Working Capital is $1,000 greater than the amount determined by the Purchaser’s accountants, the Purchaser contests only $500 of the amount claimed by the Seller, and the Dispute Resolution Auditor ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Auditor will be allocated 60% (i.e., 300 ÷ 500) to the Purchaser and 40% (i.e., 200 ÷ 500) to the Seller. The amount of Cash, the amount of Indebtedness, the amount of Net Working Capital and the amount of Transaction Expenses unpaid as of immediately prior to the Closing, in each case, as finally determined pursuant to this Section 1.05(b) shall be referred to herein as “Final Cash,” “Final Indebtedness,” “Final Net Working Capital” and “Final Transaction Expenses.”

(c) If, after final determination of Final Cash, Final Indebtedness, Final Net Working Capital and Final Transaction Expenses pursuant to this Section 1.05, the Preliminary Purchase Price is less than the Purchase Price (such shortfall, the “Shortfall Amount”), then the Purchaser shall, within five (5) Business Days after Final Cash, Final Indebtedness, Final Net Working Capital and Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, make payment of the Shortfall Amount by wire transfer of immediately available funds to the Seller (or, at the Seller’s discretion, to the Paying Agent).

(d) If, after final determination of Final Cash, Final Indebtedness, Final Net Working Capital and Final Transaction Expenses pursuant to this Section 1.05, the Preliminary Purchase Price is greater than the Purchase Price (such excess, the “Excess Amount”), then the Seller shall (or if the Seller is unable or otherwise fails to promptly pay, each Member shall in accordance with his, her or its Pro Rata Share), within five (5) Business Days after Final Cash, Final Indebtedness, Final Net Working Capital and Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, make payment of the Excess Amount by wire transfer of immediately available funds to the Purchaser.

(e) The Purchaser agrees that the purchase price adjustment provided for in this Section 1.05, and the dispute resolution provisions provided for in this Section 1.05, shall be the exclusive remedies for the adjustment to Purchase Price addressed by this Section 1.05 (but, for the avoidance of doubt, shall not affect any rights to indemnification hereunder unless expressly provided in Article 8 hereto).

1.06 The Closing. The parties shall cause the closing of the transactions contemplated by this Agreement (the “Closing”) to take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois at 7:00 a.m. local time on the third (3rd) Business Day following full satisfaction or due waiver of all of the closing conditions (so long as such conditions remain satisfied) set forth in Article 2 hereof (other than those to be satisfied at the Closing) or, if the Purchaser and the Seller mutually agree, on such other date, or at such other time, as the Purchaser and the Seller agree. The date of the Closing is referred to herein as the “Closing Date.”

1.07 2013 Earnout.

(a) As soon as practicable after January 1, 2014, and in any case no later than March 31, 2014, the Purchaser shall prepare and deliver to the Seller a statement (the “2013 EBITDA Statement”) setting forth its determination of the 2013 Earnout EBITDA of Holdco and its Subsidiaries for the fiscal year ended December 31, 2013 (the “2013 Earnout EBITDA”). After delivery by the Purchaser of the 2013 EBITDA Statement, the Seller and its accountants shall be permitted full access at reasonable times and locations to review Holdco’s and its Subsidiaries’ books and records and work papers related to the preparation of the 2013 EBITDA Statement (but, for the avoidance of doubt, books, records and work papers shall not include protected attorney-client communications); provided, that such review shall be done in a manner that does not unreasonably interfere with the normal business operations of the Company or its Subsidiaries. Subject to the foregoing, the Seller and its accountants may make inquiries of the Purchaser, the Company, its Subsidiaries and their respective accountants regarding questions concerning, or disagreements with, the 2013 EBITDA Statement arising in the course of their review thereof, and the Purchaser shall use its and shall cause the Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.

(b) If the Seller has any objections to the 2013 EBITDA Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto then known based on the access and information provided by the Purchaser through such date (a “2013 EBITDA Objections Statement”). If a 2013 EBITDA Objections Statement is not delivered to the Purchaser within 60 days after delivery of the 2013 EBITDA Statement, the 2013 EBITDA Statement shall be final, binding and non-appealable by the parties hereto; provided that, in the event the Purchaser, the Company or any of its Subsidiaries does not provide any papers or documents reasonably requested by the Seller or any of its authorized representatives during such 60 day period within five days of request therefor (or such shorter period as may remain in such 60 day period), such 60 day period shall be extended by one day for each additional day it takes for the Purchaser, the Company or one of its Subsidiaries to reasonably respond to such request. The Seller and the Purchaser shall discuss in good faith any such objections, but if they do not reach a final resolution within 30 days after the delivery of the 2013 EBITDA Objections Statement, the Seller and the Purchaser shall submit such dispute to the Dispute Resolution Auditor. Each of the Seller and the Purchaser may furnish to the Dispute Resolution Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Dispute Resolution Auditor shall consider only those items and amounts which are identified in the 2013 EBITDA Objections Statement as being items which the Seller and the Purchaser are unable to resolve. The Dispute Resolution Auditor’s determination will be based solely on the definition of 2013 Earnout EBITDA contained herein and the other applicable terms of this Agreement, including the applicable accounting standards provided herein. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements as soon as practicable. Further, the Dispute Resolution Auditor’s determination shall be based solely on the supporting material provided by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Dispute Resolution Auditor (it being understood that to the extent an adjustment to any item contained on the 2013 EBITDA Objections Statement has an effect on any other item on the 2013 EBITDA Objections Statement, such effect shall also be taken into account in any final determination, regardless of whether directly included by the parties and regardless of amounts assigned to such other item). The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non-appealable on the parties hereto. The costs and expenses of the Dispute Resolution Auditor shall be allocated between the Purchaser and the Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The 2013 Earnout EBITDA as finally determined pursuant to this Section 1.07(b) shall be referred to herein as the “Actual 2013 Earnout EBITDA.”

(c) In the event that the Actual 2013 Earnout EBITDA is greater than or equal to $206,000,000, the Purchaser shall pay to the Seller (or, at the Seller’s discretion, the Paying Agent) a payment (the “2013 Earnout Payment”) by wire transfer of immediately available funds to an account designated by the Seller, which 2013 Earnout Payment shall be calculated as follows:

(i) If the Actual 2013 Earnout EBITDA is greater than or equal to $206,000,000 but less than $208,000,000, then the 2013 Earnout Payment shall be equal to $15,000,000.

(ii) If the Actual 2013 Earnout EBITDA is greater than or equal to $208,000,000 but less than $210,000,000, then the 2013 Earnout Payment shall be equal to $20,000,000.

(iii) If the Actual 2013 Earnout EBITDA is greater than or equal to $210,000,000 but less than $212,000,000, then the 2013 Earnout Payment shall be equal to $25,000,000.

(iv) If the Actual 2013 Earnout EBITDA is greater than or equal to $212,000,000, then the 2013 Earnout Payment shall be equal to $30,000,000.

For the avoidance of doubt, if the Actual 2013 Earnout EBITDA is less than $206,000,000, then the 2013 Earnout Payment shall be equal to zero dollars ($0).

(d) From and after the Closing through December 31, 2013, if any of the following actions are taken by the Company or any of its Subsidiaries, the 2013 Earnout EBITDA shall not be increased or reduced on account of any of the costs, expenses, income or other effects on net income associated with such actions: (i) any changes to the Company’s or its Subsidiaries’ accounting methods, principles or practices or Tax methods, practices or elections, (ii) any change to the legal structure of Company or any of its Subsidiaries or the legal structure within which any one or more of the divisions thereof operate such that any revenues or income thereof would have been included in 2013 Earnout EBITDA but for such change or changes, (iii) acquiring any business or entering into any new line of business (it being understood that in the event of any such acquisition or entry into a new line of business, the 2013 Earnout EBITDA shall be calculated to exclude the 2013 Earnout EBITDA of such acquired business or new line of business), or (iv) any sale, disposition or other divestiture of the Company or any of its Subsidiaries or any one or more of their divisions or lines of business (it being understood that in the event of any such sale, disposition or other divestiture, the 2013 Earnout EBITDA shall be calculated to include the 2013 Earnout EBITDA of such sold, disposed of or divested company, division or line of business on the basis of the trailing twelve (12) months 2013 Earnout EBITDA for such company or division as of the effective date of such sale, disposition or divestiture). Without limitation of the foregoing, if the Company or any of its Subsidiaries should take any action during the period from and after the Closing through December 31, 2013 that is outside the ordinary course of business or inconsistent with the past practices of the Company and its Subsidiaries, in each case as conducted prior to the date hereof, and such action would, if the effect of such action were taken into account, adversely impact the 2013 Earnout EBITDA, the 2013 Earnout EBITDA shall not be reduced on account of the effect of such action. Furthermore, not in limitation of the foregoing, extraordinary losses and extraordinary gains (in each case, as determined under GAAP under Accounting Standards Codification section 225-20) shall be disregarded in the calculation of 2013 Earnout EBITDA.

(e) Notwithstanding anything in this Agreement to the contrary, to the extent that the “Aggregate Amount” exceeds the “Aggregate Amount Threshold” (as such terms are defined on, and determined in accordance, with the Aggregate Amount Threshold Schedule), taking into account the components of the final Purchase Price as determined pursuant to Section 1.05, then the amount of the 2013 Earnout Payment shall be reduced by the amount of such excess (but not below zero dollars).

1.08 Additional Earnouts. In addition to the 2013 Earnout Payment, if any, the Purchaser shall be obligated to pay up to two (2) additional earn-out payments to the Seller in accordance with the terms of this Section 1.08 (the “Additional Earnouts”):

(a) 2015 Additional Earnout. If the average of Holdco’s Additional Earnout EBITDA for the two fiscal years ended December 31, 2014 and 2015 (the “Two Year Average Additional Earnout EBITDA”) equals or exceeds $228,000,000 (the “Target Two Year Average Additional Earnout EBITDA”), the Purchaser shall be obligated to pay the 2015 Additional Earnout Payment in accordance with this Section 1.08(a).

(i) On or prior to March 31, 2016, the Purchaser shall prepare and deliver to the Seller a statement (the “Two Year Average Additional Earnout EBITDA Statement”) setting forth its determination of the Two Year Average Additional Earnout EBITDA of Holdco and its Subsidiaries for the fiscal years ended December 31, 2014 and 2015 and its determination of Two Year Average Additional Earnout EBITDA. After delivery by the Purchaser of the Two Year Average Additional Earnout EBITDA Statement, the Seller and its accountants shall be permitted full access at reasonable times and locations to review Holdco’s and its Subsidiaries’ books and records and work papers related to the preparation of the Two Year Average Additional Earnout EBITDA Statement (but, for the avoidance of doubt, books, records and work papers shall not include protected attorney-client communications); provided, that such review shall be done in a manner that does not unreasonably interfere with the normal business operations of the Company or its Subsidiaries. Subject to the foregoing, the Seller and its accountants may make inquiries of the Purchaser, the Company, its Subsidiaries and their respective accountants regarding questions concerning, or disagreements with, the Two Year Average Additional Earnout EBITDA Statement arising in the course of their review thereof, and the Purchaser shall use its, and shall cause the Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.

(ii) If the Seller has any objections to the Two Year Average Additional Earnout EBITDA Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto then known based on the access and information provided by the Purchaser through such date (a “Two Year Average Additional Earnout EBITDA Objections Statement”). If Two Year Average Additional Earnout EBITDA Objections Statement is not delivered to the Purchaser within 60 days after delivery of the Two Year Average Additional Earnout EBITDA Statement, the Two Year Average Additional Earnout EBITDA Statement shall be final, binding and non-appealable by the Purchaser and the Seller; provided that, in the event the Purchaser, the Company or any of its Subsidiaries does not provide any papers or documents reasonably requested by the Seller or any of its authorized representatives during such 60 day period within five days of request therefor (or such shorter period as may remain in such 60 day period), such 60 day period shall be extended by one day for each additional day it takes for the Purchaser, the Company or one of its Subsidiaries to reasonably respond to such request. The Seller and the Purchaser shall discuss in good faith any such objections, but if they do not reach a final resolution within 30 days after the delivery of the Two Year Average Additional Earnout EBITDA Objections Statement, the Seller and the Purchaser shall submit such dispute to the Dispute Resolution Auditor. Each of the Seller and the Purchaser may furnish to the Dispute Resolution Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The

Dispute Resolution Auditor shall consider only those items and amounts which are identified in the Two Year Average Additional Earnout EBITDA Objections Statement as being items which the Seller and the Purchaser are unable to resolve. The Dispute Resolution Auditor’s determination will be based solely on the definition of Two Year Average Additional Earnout EBITDA contained herein and the other applicable terms of this Agreement, including the applicable accounting standards provided herein. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements as soon as practicable. Further, the Dispute Resolution Auditor’s determination shall be based solely on the supporting material provided by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Dispute Resolution Auditor (it being understood that to the extent an adjustment to any item contained on the Two Year Average Additional Earnout EBITDA Statement has an effect on any other item on the Two Year Average Additional Earnout EBITDA Statement, such effect shall also be taken into account in any final determination, regardless of whether directly included by the Purchaser and the Seller and regardless of amounts assigned to such other item). The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non-appealable on the Purchaser and the Seller. The costs and expenses of the Dispute Resolution Auditor shall be allocated between the Purchaser and the Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The Two Year Average Additional Earnout EBITDA as finally determined pursuant to this Section 1.08(a) shall be referred to herein as the “Actual Two Year Average Additional Earnout EBITDA.”

(iii) In the event that the Actual Two Year Average Additional Earnout EBITDA is greater than or equal to the Target Two Year Average Additional Earnout EBITDA, the Purchaser shall pay to the Seller (or, at the Seller’s discretion, the Paying Agent) a payment by wire transfer of immediately available funds to an account designated by the Seller of an amount equal to $8,750,000 (the “2015 Additional Earnout Payment”). For the avoidance of doubt, if the Actual Two Year Average Additional Earnout EBITDA is less than the Target Two Year Average Additional Earnout EBITDA, then the 2015 Additional Earnout Payment shall be equal to zero dollars ($0).

(b) 2017 Additional Earnout. If the average of Holdco’s Additional Earnout EBITDA for the four fiscal years ended December 31, 2014, 2015, 2016 and 2017 (the “Four Year Average Additional Earnout EBITDA”) equals or exceeds $213,000,000 (the “Threshold Four Year Average Additional Earnout EBITDA”), the Purchaser shall be obligated to pay the 2017 Additional Earnout Payment in accordance with this Section 1.08(a).

(i) On or prior to March 31, 2018, the Purchaser shall prepare and deliver to the Seller a statement (the “Four Year Average Additional Earnout EBITDA Statement”) setting forth its determination of the Four Year Average Additional Earnout EBITDA of Holdco and its Subsidiaries for the fiscal years ended December 31, 2014, 2015, 2016 and 2017 and its determination of Four Year Average Additional Earnout

EBITDA. After delivery by the Purchaser of the Four Year Average Additional Earnout EBITDA Statement, the Seller and its accountants shall be permitted full access at reasonable times and locations to review Holdco’s and its Subsidiaries’ books and records and work papers related to the preparation of the Four Year Average Additional Earnout EBITDA Statement (but, for the avoidance of doubt, books, records and work papers shall not include protected attorney-client communications); provided, that such review shall be done in a manner that does not unreasonably interfere with the normal business operations of the Company or its Subsidiaries. Subject to the foregoing, the Seller and its accountants may make inquiries of the Purchaser, the Company, its Subsidiaries and their respective accountants regarding questions concerning, or disagreements with, the Four Year Average Additional Earnout EBITDA Statement arising in the course of their review thereof, and the Purchaser shall use its, and shall cause the Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.

(ii) If the Seller has any objections to the Four Year Average Additional Earnout EBITDA Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto then known based on the access and information provided by the Purchaser through such date (a “Four Year Average Additional Earnout EBITDA Objections Statement”). If a Four Year Average Additional Earnout EBITDA Objections Statement is not delivered to the Purchaser within 60 days after delivery of the Four Year Average Additional Earnout EBITDA Statement, the Four Year Average Additional Earnout EBITDA Statement shall be final, binding and non-appealable by the Purchaser and the Seller; provided that, in the event the Purchaser, the Company or any of its Subsidiaries does not provide any papers or documents reasonably requested by the Seller or any of its authorized representatives during such 60 day period within five days of request therefor (or such shorter period as may remain in such 60 day period), such 60 day period shall be extended by one day for each additional day it takes for the Purchaser, the Company or one of its Subsidiaries to reasonably respond to such request. The Seller and the Purchaser shall discuss in good faith any such objections, but if they do not reach a final resolution within 30 days after the delivery of the Four Year Average Additional Earnout EBITDA Objections Statement, the Seller and the Purchaser shall submit such dispute to the Dispute Resolution Auditor. Each of the Seller and the Purchaser may furnish to the Dispute Resolution Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Dispute Resolution Auditor shall consider only those items and amounts which are identified in the Four Year Average Additional Earnout EBITDA Objections Statement as being items which the Seller and the Purchaser are unable to resolve. The Dispute Resolution Auditor’s determination will be based solely on the definition of Four Year Average Additional Earnout EBITDA contained herein and the other applicable terms of this Agreement, including the applicable accounting standards provided herein. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements as soon as practicable. Further, the Dispute Resolution Auditor’s determination shall be based solely on the supporting material provided by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Dispute Resolution Auditor (it being understood that to the extent an adjustment to any item contained on the Four Year Average Additional Earnout EBITDA Statement has an effect on any other item on the Four Year Average Additional Earnout EBITDA Statement, such effect shall also be taken into account in any final determination, regardless of whether directly included by the Purchaser and the Seller and regardless of amounts assigned to such other item). The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non-appealable on the Purchaser and the Seller. The costs and expenses of the Dispute Resolution Auditor shall be allocated between the Purchaser and the Seller based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The Four Year Average Additional Earnout EBITDA as finally determined pursuant to this Section 1.08(a) shall be referred to herein as the “Actual Four Year Average Additional Earnout EBITDA.”

(iii) In the event that the Actual Four Year Average Additional Earnout EBITDA is greater than or equal to the Threshold Four Year Average Additional Earnout EBITDA, the Purchaser shall pay to the Seller (or, at the Seller’s discretion, the Paying Agent) a payment (the “2017 Additional Earnout Payment”) by wire transfer of immediately available funds to an account designated by the Seller, which 2017 Additional Earnout Payment shall be calculated as follows:

(A) If the Actual Four Year Average Additional Earnout EBITDA is greater than or equal to $237,000,000 (the “Target Four Year Average Additional Earnout EBITDA”), then the 2017 Earnout Payment shall be equal to $25,000,000 minus the amount, if applicable, of the 2015 Additional Earnout Payment paid to the Seller pursuant to Section 1.08(a).

(B) If the Actual Four Year Average Additional Earnout EBITDA is equal to the Threshold Four Year Average Additional Earnout EBITDA, then the 2017 Additional Earnout Payment shall be equal to $18,000,000 minus the amount, if applicable, of the 2015 Additional Earnout Payment paid to the Seller pursuant to Section 1.08(a).

(C) If the Actual Four Year Average Additional Earnout EBITDA is greater than the Threshold Four Year Average Additional Earnout EBITDA but less than the Target Four Year Average Additional Earnout EBITDA, then the 2017 Additional Earnout Payment shall be equal to:

a. $18,000,000,

minus

b. the amount, if applicable, of the 2015 Additional Earnout Payment paid to the Seller pursuant to Section 1.08(a),

plus

c. an amount equal to the product of:

1. a fraction, (x) the numerator of which is equal to the Actual Four Year Average Additional Earnout EBITDA minus the Threshold Four Year Average Additional Earnout EBITDA and (y) the denominator of which is equal to $24,000,000 (which denominator represents the difference between the Target Four Year Average Additional Earnout EBITDA and the Threshold Four Year Average Additional Earnout EBITDA), with such fraction being expressed as a percentage; multiplied by:

2. $7,000,000 (which amount represents the difference between $25,000,000 and $18,000,000).

(D) For the avoidance of doubt, if the Actual Four Year Average Additional Earnout EBITDA is less than the Threshold Four Year Average Additional Earnout EBITDA, then the 2017 Additional Earnout Payment shall be equal to zero dollars ($0). Furthermore, notwithstanding anything to the contrary contained in this Agreement, in no event shall the total aggregate amount of the 2015 Additional Earnout Payment and the 2017 Additional Earnout Payment exceed $25,000,000.

(c) From and after January 1, 2014 through December 31, 2017, the Seller and the Purchaser shall agree in good faith to appropriate adjustments to the Target Two Year Average Additional Earnout EBITDA, Threshold Four Year Average Additional Earnout EBITDA, and Target Four Year Average Additional Earnout EBITDA amounts to account for any of the following actions (it being understood that in no event shall the formula for the determination of the 2015 Additional Earnout Payment or the 2017 Additional Earnout Payment, nor the maximum amount of the 2015 Additional Earnout Payment or the 2017 Additional Earnout Payment, be otherwise adjusted): (i) any acquisition of a new business or entering into any new line of business by the Company or any of its Subsidiaries or (ii) any sale, disposition or other divestiture of the Company or any of its Subsidiaries or any one or more of their divisions or lines of business.

ARTICLE 2

CONDITIONS TO CLOSING

2.01 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions as of the Closing:

(a) (i) The representations and warranties set forth in Article 3 and Article 5 (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of the date hereof and the Closing Date as though then made, and (ii) the representations and warranties set forth in Article 3 and Article 5 that address matters as of particular dates shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of such dates, except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct would not, in the aggregate, have a Material Adverse Effect;

(b) The Company, the Seller and the Members shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) The applicable waiting periods, if any, under the HSR Act, shall have expired or been terminated, and all approvals with respect to the antitrust and competition filings and submissions set forth on the Governmental Consents Schedule shall have been obtained;

(d) No judgment, decree or order shall have been entered and not withdrawn which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(e) [Intentionally Omitted];

(f) The Company (and/or the Seller) shall have delivered to the Purchaser each of the following:

(i) a certificate executed by an officer of the Company and the Seller, in form and substance reasonably acceptable to the Purchaser, dated as of the Closing Date, stating that the preconditions specified in Sections 2.01(a), (b) and (d) (as such conditions relate to the Company or the Seller, as applicable) have been satisfied;

(ii) certified copies of the certificates or articles of incorporation or formation, bylaws or limited liability company agreement (or similar applicable organizational documents) of the Company and each of its Subsidiaries;

(iii) a copy of the resolutions duly adopted by the Seller’s and the Company’s board of managers authorizing the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby;

(iv) a certificate of good standing with respect to the Company, issued by the Secretary of State of Delaware, and also with respect to each of its Subsidiaries, issued by the Secretary of State of such State in which it is incorporated/organized, each as of a date not more than ten (10) days prior to the Closing Date;

(v) evidence of the full and complete termination (without liability to the Company or its Subsidiaries) of the contracts, transactions and arrangements required to be terminated pursuant to Section 6.09; and

(vi) resignations effective as of the Closing of those managers, directors and officers of the Company and its Subsidiaries as the Purchaser may request, no later than five (5) Business Days prior to the Closing, to resign.

(g) The Purchaser shall have obtained debt and/or equity financing in an aggregate amount sufficient to enable the Purchaser to pay the Purchase Price at the Closing and to consummate the other transactions contemplated by this Agreement at the Closing (the “Financing”); provided that the condition set forth in this Section 2.01(g) shall automatically expire and be of no force and effect as of 11:59 p.m. Eastern Daylight time on the later of: (i) October 7, 2013 and (ii) the date that is three (3) Business Days following the satisfaction (or waiver by the Purchaser in writing) of all of the conditions set forth in this Section 2.01 (other than those to be satisfied at the Closing) other than the condition set forth in this Section 2.01(g) (the “Financing Expiration Time”).

If the Closing occurs, all closing conditions set forth in this Section 2.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Purchaser (provided that, with respect to Section 2.01(a), no such deemed waiver shall in any way affect any rights to indemnification pursuant to Article 8 unless such rights to indemnification have been expressly waived in a writing executed by the Purchaser).

2.02 Conditions to the Seller’s and the Company’s Obligations. The obligation of the Seller and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Seller and the Company in writing) of the following conditions as of the Closing:

(a) (i) The representations and warranties set forth in Article 4 (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality qualification or exception contained therein) as of the date hereof and as of the Closing Date as though then made, and (ii) the representations and warranties set forth in Article 4 that address matters as of particular dates shall be true and correct (without giving effect to any materiality qualification or exception contained therein) as of such dates, except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct would not, in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereunder and fulfill its other covenants and agreements hereunder;

(b) The Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) The Purchaser shall have delivered to the Seller (or, if applicable, the Paying Agent) the Preliminary Purchase Price, by wire transfer of immediately available funds to the account(s) designated by the Seller;

(d) The Purchaser shall have paid in full the Indebtedness listed on the Indebtedness Payoff Schedule and Transaction Expenses in accordance with Section 1.04;

(e) The applicable waiting periods, if any, under the HSR Act, shall have expired or been terminated, and all approvals with respect to the antitrust and competition filings and submissions set forth on the Governmental Consents Schedule shall have been obtained;

(f) No judgment, decree or order shall have been entered and not withdrawn which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

(g) The Purchaser shall have delivered to the Seller each of the following:

(i) a certificate executed by an officer of the Purchaser, in form and substance reasonably acceptable to Seller, dated as of the Closing Date, stating that the preconditions specified in Sections 2.02(a) and (b) have been satisfied; and

(ii) a copy of the resolutions duly adopted by the Purchaser’s board of directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

If the Closing occurs, all closing conditions set forth in this Section 2.02 (other than Sections 2.02(c) and 2.02(d)) which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Seller.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser that the statements in this Article 3 are correct and complete as of the date of this Agreement and as of the Closing Date, except as set forth in the schedules accompanying this Agreement (the “Disclosure Schedules”). The Disclosure Schedules have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement; however, each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules where the applicability of the information set forth in such other section would be reasonably apparent. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

3.01 Organization and Power; Authorization. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite limited liability company power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect. The Company has the right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and such actions have been duly and validly authorized by all requisite limited liability company action, and no other limited liability company proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement.

3.02 Subsidiaries. The Company’s Subsidiaries are set forth on the Subsidiary Schedule. Except as set forth on the Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other corporation, organization or entity. Each of the Subsidiaries identified on the Subsidiary Schedule is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Subsidiaries identified on the Subsidiary Schedule has all requisite organizational power and authority and all authorizations, licenses and permits necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not be materially adverse to the Company and its Subsidiaries as a whole.

3.03 No Breach; Valid and Binding Agreement. Except as set forth on the No Breach Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not (with or without the passage of time or the giving of notice) materially conflict with, constitute a material default under, result in a material breach or material violation of, result in the creation of any material Lien (other than Permitted Liens) upon any assets of the Company or any of its Subsidiaries under, require consent under, or give rise to any termination or acceleration of rights in favor of a third party under (a) the provisions of the Company’s or any of its Subsidiaries’ certificates or articles of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents), (b) any Material Contract to which the Company or any of its Subsidiaries is a party, or (c) any Laws applicable to the Company or any of its Subsidiaries or by which any of their assets are bound. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.04 Capitalization. The Seller is the record and beneficial holder of the Units. All such Units have been duly authorized and validly issued, free and clear of all Liens (other than any restrictions under the Securities Act and applicable state securities Laws), and have been issued in compliance with applicable Laws. The Units constitute the only outstanding equity securities of the Company and are not subject to, or issued in violation of, preemptive or similar rights. Except as set forth on the Capitalization Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the Units. Except as set forth on the Capitalization Schedule, each of the Subsidiaries of the Company is wholly-owned (directly or indirectly) by the Company, and all of the equity securities of each of the Company’s Subsidiaries have been duly authorized and are validly issued, free and clear of all Liens, and represent all of the issued and outstanding equity securities of such Subsidiary. Except as set forth on the Capitalization Schedule, there are no authorized or outstanding subscriptions, options, rights (conversion, preemptive or otherwise), warrants, calls, convertible securities or commitments or any other arrangements or agreements of any nature whatsoever to which the Company or any of its Subsidiaries is a party requiring the issuance, conversion, registration, voting, sale or transfer of any equity securities of the Company or any of its Subsidiaries, or any synthetic equity, including phantom stock, profits participation or stock appreciation rights or any securities convertible, directly or indirectly, into equity securities of the Company or any of its Subsidiaries, or evidencing the right to subscribe for any equity securities of the Company or any of its Subsidiaries, or giving any Person (other than the Purchaser) any rights with respect to any equity securities of the Company or any of its Subsidiaries.

3.05 Financial Statements. The Financial Statements Schedule consists of the following financial statements (the “Financial Statements”): (a) Holdco’s unaudited consolidated balance sheet as of June 29, 2013 (the “Latest Balance Sheet”) and the related statements of income and cash flows for the six-month period then ended, (b) Holdco’s audited consolidated balance sheet as of December 29, 2012 and the related statements of income and cash flows for the fiscal year then ended and (c) Holdco’s audited consolidated balance sheet as of December 31, 2011 and the related statements of income and cash flows for the fiscal year then ended. The Financial Statements have been based upon the information contained in Holdco’s and its Subsidiaries’ books and records (which are, in turn, accurate and complete in all material respects and reflect actual bona fide transactions of Holdco and its Subsidiaries), have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the financial condition and results of operations of Holdco and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments, none of which are material.

3.06 Company as a Holding Company. The Company is a holding company, conducts no business, and has never conducted business, in each case other than in respect of holding the equity securities of Holdco and transactions ancillary thereto, and has no liabilities or obligations of any kind or nature other than pursuant to this Agreement or the transactions contemplated hereby or which are otherwise also liabilities of Holdco and its Subsidiaries.

3.07 Absence of Undisclosed Liabilities. To the Company’s knowledge, neither Holdco nor any of its Subsidiaries has any liability or obligation, except the liabilities (a) that are accrued for or reserved against in the Latest Balance Sheet, (b) that have arisen since the date of the Latest Balance Sheet in the ordinary course of business in the same manner as heretofore conducted, none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law and none of which is material, or (c) that are otherwise disclosed on the Undisclosed Liabilities Schedule.

3.08 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has:

(a) mortgaged, pledged or subjected to any material Lien, any material portion of its assets, except Permitted Liens;

(b) sold, assigned or transferred any material portion of its tangible assets, other than sales of products in the ordinary course of business in the same manner as heretofore conducted;

(c) sold, assigned, transferred or licensed any material Company Intellectual Property other than licenses granted to distributors in the ordinary course of business in the same manner as heretofore conducted;

(d) allowed to lapse or abandoned any material Company Intellectual Property;

(e) issued, sold or transferred any of its equity securities or warrants, options or other rights to acquire its equity securities;

(f) made any material capital investment in, or any material loan to, any other Person (other than a Subsidiary of the Company);

(g) declared, set aside, or paid any dividend or made any distribution with respect to its equity securities (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its equity securities, except for (i) dividends or distributions made by the Company’s Subsidiaries to their respective parents and (ii) repurchases of membership interests from current or former employees, consultants, directors or managers of the Company or its Subsidiaries;

(h) made any material capital expenditures or commitments therefor, except in the ordinary course of business in the same manner as heretofore conducted and in accordance with the Company’s capital expenditure budget;

(i) incurred or committed to any material borrowings or Indebtedness;

(j) incurred any material liability or obligation outside of the ordinary course of business consistent with past practice;

(k) suffered a material incident of damage, destruction or loss of any of its assets, whether or not covered by insurance;

(l) amended any of its certificates or articles of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents) or taken any action with respect to any such amendment, or any reorganization, liquidation or dissolution;

(m) made any material loan to, or entered into any other material transaction with, any of its directors or executive officers outside the ordinary course of business in the same manner as heretofore conducted;

(n) entered into any employment contract providing for a base salary in excess of $200,000 per year;

(o) made any material change in employment terms (including compensation) for any of its directors or executive officers or for any employees having employment contracts with base salary exceeding $200,000 per year (except for the grant and payment of any bonuses in connection with the consummation of the transactions contemplated by this Agreement); or

(p) authorized or approved any of the foregoing.

3.09 Title to Properties.

(a) Except as set forth on the Liens Schedule, the Company and its Subsidiaries own good title to, or hold pursuant to valid and enforceable leases, all of the material tangible personal property shown to be owned or leased by them on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens.

(b) The Real Property Schedule contains a complete list of all real property leased or subleased by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”) and sets forth the name of the lessor and the address for such Leased Real Property (collectively, the “Real Property Leases”). Except as set forth on the Real Property Schedule, the Company or a Subsidiary of the Company holds a valid leasehold interest in the Leased Real Property, subject only to Permitted Liens. Except as set forth on the Real Property Schedule, with respect to each Real Property Lease: (i) the Real Property Lease is (A) legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Real Property Lease by the other party thereto and except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other similar Laws relating to or affecting the rights and remedies or creditors generally, and (B) between the Company or a Subsidiary of the Company and an unaffiliated third party; (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any other party to the Real Property Lease is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Real Property Lease; (iii) to the Company’s knowledge, there are no disputes, oral agreements or forbearance programs in effect as to the Real Property Lease; (iv) neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Real Property Lease; and (v) that is a Material Real Property Lease, true, correct and complete copies of such Material Real Property Leases have been made available to the Purchaser. Other than in respect of the Leased Real Property set forth on the Obsolete Locations Schedule (collectively, the “Obsolete Locations”), neither the Company nor any of its Subsidiaries leases any real property which is not used in the operation of the business of the Company and its Subsidiaries.

(c) The Real Property Schedule sets forth the address of each parcel of Owned Real Property. With respect to each parcel of Owned Real Property, except as set forth on the Real Property Schedule: (i) the Company or one of its Subsidiaries has good and marketable indefeasible fee simple title, free and clear of all Liens, except Permitted Liens; (ii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof; (iii) to the Company’s knowledge, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein; and (iv) to the Company’s knowledge, the use and occupancy of the Owned Real Property and the operation of the Company’s and its Subsidiaries’ businesses thereon do not violate any applicable zoning Law, ordinance, rule, easement, covenant, condition, restriction or similar provision in any unrecorded agreement affecting the Owned Real Property. In addition to the foregoing, and without limiting the generality of the representations and warranties set forth in (i)-(iv) above, with respect to each parcel of Owned Real Property that is Significant Owned Real Property: (A) to the Company’s knowledge, all improvements located on such Owned Real Property are supplied with utilities and other services necessary for the operation of such improvements, including gas, electricity, water, telephone, and sanitary sewer, all of which services are adequate in accordance with all applicable Law and adequate to conduct the business of the Company as currently conducted, (B) the continued maintenance and operation of such Owned Real Property as currently maintained and operated is not dependent on facilities located at other property, and the continued maintenance and operation of any other property is not dependent on facilities located on such Owned Real Property, other than access to utilities; no building or other improvement not part of the Owned Real Property relies on the parcel or any part thereof or any interest therein to fulfill any governmental requirement; and no building or other improvement on the Owned Real Property relies on any property not included within the Owned Real Property to fulfill any governmental requirements, and (C) to the Company’s knowledge, the buildings, improvements and other structures located on the Owned Real Property and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with all applicable Laws or are legal non-conforming uses; the Owned Real Property is being used in compliance in all material respects with all applicable zoning ordinances, regulations and variances; to the Company’s knowledge, the improvements on the Owned Real Property comply in all material respects with all applicable building, fire safety and sewerage codes, rules, regulations, statues and ordinances and comply in all material respects with the mandates of the federal Americans with Disabilities Act, to the extent applicable, as such premises are currently used; to the Company’s knowledge, the roofs, walls, and foundations of the improvements on the Owned Real Property are free from material leaks and structural flaws that would be reasonably likely to materially impair the on-going operations of the business of the Company, and the improvements on all such Owned Real Property, and the plumbing, electrical, HVAC, gas, compressed air and other mechanical and support systems therein, are in reasonable working order and repair as used by the existing business having regard to the age and historical use of such improvements and are adequate for the continued conduct of the business as it has been conducted in the past.

3.10 Tax Matters. Except as set forth on the Taxes Schedule:

(a) The Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file) and have paid all material Taxes due and payable (whether or not shown as due on any Tax Returns). The Company has complied with all material Tax information reporting provisions of all applicable Laws. All material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor, stockholder, member or third party have been fully and timely paid or properly accrued. The unpaid Taxes of the Company and its

Subsidiaries (A) did not as of the date of the Latest Balance Sheet materially exceed the reserve for tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (B) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date.

(b) No Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any taxing authority any written notice of deficiency or proposed adjustment for any amount of material Tax that has not been fully paid or settled. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to a material Tax assessment or deficiency.

(c) Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(d) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction within the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(f) For U.S. federal income tax purposes, the Company is treated as a corporation. Each non-U.S. Affiliate of the Company is treated as a corporation for U.S. federal income tax purposes.

(g) Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election under Code §108(i), and (vi) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law).

(h) No “controlled foreign corporation” (as defined in Code §957) of the Company or any of its Subsidiaries has any investment in “United States property” (as defined in

Code §956(c) and Code §956(d)) as of the Closing Date (excluding any investment in United States property made by a controlled foreign corporation after the Closing on the Closing Date) or September 30, 2013.

(i) Neither the Company nor any Subsidiary has (i) participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of any Tax Law), or (ii) taken any reporting position on a Tax Return, which reporting position (A) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of any Tax Law), and (B) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of any Tax Law).

(j) Neither the Company nor its Subsidiaries have any obligation to reimburse or otherwise “gross-up” any person for Tax set forth under Section 409A of the Code.

(k) Yankee Candle Company (Europe) Limited (the “UK Company”) is properly registered for UK value added tax purposes and is not a member of a group for UK value added tax purposes.

(l) Each of the Company and its Subsidiaries is and has at all times been resident only in its country of incorporation for Tax purposes. To the Company’s knowledge, neither the Company nor its Subsidiaries has become liable to pay Tax under the Laws of any country other than those of the country in which it is incorporated.

(m) All documents to which the UK Company or any Affiliate is a party and under which the UK Company or any Affiliate has any rights or which form part of that company’s title to any material asset owned by it have been duly stamped with the correct amount of stamp duty or the correct amount of transfer taxes have been paid.

(n) No UK employee of the UK Company has options or shares in the UK Company.

(o) No material Tax charge or liability to Tax will arise on the UK Company as a result of, or in consequence of, the transactions contemplated by this Agreement.

(p) The UK Company is not and will not become liable to make to any person (including any taxing authority) any payment in respect of any liability for Taxes which is primarily or directly chargeable against, or attributable to, any other person, as a result of being in the same Tax group of such other person for Tax purposes on or prior to the Closing.

(q) For all transactions between any of the Company and its Affiliates, the Company and its Affiliates have made or maintained records or documents that meet the requirements of Section 482 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law). Neither the Company nor its affiliates have engaged in transactions that could give rise to the penalty for substantial valuation misstatements under Section 6662(e) of the Code.

(r) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to record retention with respect to Taxes (including, without limitation, to the extent necessary to claim any exemption from sales tax collection, maintaining current and complete resale certificates to support any such claimed exemption).

3.11 Contracts and Commitments.

(a) Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is party to any binding oral or written:

(i) bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described in Section 3.15 or the Disclosure Schedules relating thereto;

(ii) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for base compensation in excess of $200,000 per year;

(iii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any material portion of the assets of the Company and its Subsidiaries, including all notes, mortgages, indentures and other obligations, letters of credit, advances, and agreements and instruments for or relating to any lending or borrowing;

(iv) guaranty of any obligation for borrowed money or other material guaranty;

(v) any agreement or group of related agreements for capital expenditures or the acquisition of fixed assets in excess of $1,000,000;

(vi) lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party, for which the annual rental exceeds $500,000;

(vii) lease or agreement under which it is lessor of or permits any third party to hold or operate any of its personal property, for which the annual rental exceeds $500,000;

(viii) contract or group of related contracts with the same party (other than standard purchase orders or pricing agreements or programs) for the purchase by the Company or its Subsidiaries of products or services which provided for annual payments in excess of $1,500,000 during the trailing twelve-month period ending on the date of the Latest Balance Sheet;

(ix) contract or group of related contracts with the same party related to the development, ownership, licensing, purchasing from third parties, or use of fragrances;

(x) contract or group of related contracts with a customer (other than standard purchase orders or pricing agreements or programs) that provided for annual revenues (based on the trailing twelve-month period ending on the date of the Latest Balance Sheet) to the Company and its Subsidiaries in excess of $5,000,000;

(xi) agreement relating to any completed material business acquisition by the Company or any of its Subsidiaries since January 1, 2008;

(xii) material license or agreement relating to the use by the Company or any of its Subsidiaries of any third-party Intellectual Property or to the use of any Company Intellectual Property other than licenses granted to distributors in the ordinary course of business in the same manner as heretofore conducted;

(xiii) joint venture, partnership, or other agreement (however named) involving a sharing of profits, losses, costs, or liabilities or obligations by the Company or any of its Subsidiaries with any other Person;

(xiv) agreement that provides for the indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any Tax or other liability or obligation of any Person (other than (A) any such agreements entered into in the ordinary course of business, and (B) other agreements for which Taxes is not the principal subject matter); or

(xv) contract which prohibits the Company or any of its Subsidiaries from freely engaging in any line of business anywhere in the world, competing with any Person, soliciting customers or suppliers of any other Person, or selling or purchasing any product, in each case if such prohibition is material to the Company and its Subsidiaries.

(b) The Purchaser either has been supplied with, or has been given access to, a true and correct copy of all contracts listed on the Contracts Schedule (the “Material Contracts”), together with all material amendments thereto.

(c) With respect to each Material Contract: (i) such contract is a valid and binding agreement of the Company and/or its Subsidiaries, as applicable, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) none of the Company or any of its Subsidiaries is in breach or default in any material respect, nor has the Company or any of its Subsidiaries taken any action which, with notice or lapse of time, would constitute a breach or default in any material respect, or permit termination, material modification or acceleration, as applicable, under such contract; and (iii) to the Company’s knowledge, no other party is in breach or default in any material respect under such contract.

3.12 Intellectual Property.

(a) The Intellectual Property Schedule sets forth all of the following owned by the Company or any of its Subsidiaries: (i) patented or registered Intellectual Property; (ii) pending patent applications and applications for other registrations of Intellectual Property rights filed by or on behalf of the Company or any Subsidiary; and (iii) all material unregistered trademarks (collectively, the “Company Intellectual Property”).

(b) Except as set forth on the Intellectual Property Schedule: (i) the Company and/or its Subsidiaries, as the case may be, own all of the Company Intellectual Property, free and clear of all Liens except Permitted Liens; (ii) neither the Company nor any of its Subsidiaries is currently infringing on the Intellectual Property of any other Person; (iii) there have been no claims made against the Company or its Subsidiaries asserting the invalidity, misuse or unenforceability of any of the Company Intellectual Property, and, to the Company’s knowledge, there is no basis for any such claim; (iv) to the Company’s knowledge, the Company’s Intellectual Property is valid and enforceable; (v) to the Company’s knowledge, the Company Intellectual Property is not currently being infringed or misappropriated by any Person in a manner that is reasonably likely to be material to the Company’s and its Subsidiaries’ businesses, taken as a whole; and (vi) the Company and its Subsidiaries own or have the right to use and as of the Closing Date shall own and possess all right, title and interest to, or has the right to use pursuant to a valid and enforceable license, all Intellectual Property necessary for the operation of their respective businesses as presently conducted, free and clear of all encumbrances and Liens except Permitted Liens.

(c) Except as set forth on the Intellectual Property Schedule, since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice of, and have no knowledge of any facts which indicate a reasonable likelihood of, infringement or misappropriation from any Person with respect to such Person’s Intellectual Property, (including any demand or request that the Company or any Subsidiary license any rights from any Person).

(d) The Company and its Subsidiaries have taken and currently take steps reasonable under the circumstances to protect their material trade secrets.

(e) Without limiting the generality of the foregoing, the Company and its Subsidiaries own and possess all right, title and interest in and to all Intellectual Property rights created or developed by their respective employees and independent contractors which are material to their respective businesses.

(f) No royalties, honorariums or fees are payable by the Company or any Subsidiary to any Person by reason of the Company’s or any Subsidiary’s ownership or use of any Company Intellectual Property.

(g) The transactions contemplated by this Agreement will not have a material effect on the Company’s right, title or interest in and to the Intellectual Property listed on the Intellectual Property Schedule and all of such Intellectual Property shall be owned or available for use by the Company and its Subsidiaries immediately after the Closing on terms and conditions identical to those that applied immediately before the Closing.

(h) Without limitation of any other representation or warranty set forth herein, and except as set forth on the Information Technology Schedule, the Company and its Subsidiaries have, during the past three (3) years, complied, and are presently in compliance, in all material respects, with (i) all applicable Laws relating to data breach notification, data privacy, data security, and/or protection of personal information and all applicable industry standards regarding the same, including the relevant portions of the Controlling the Assault of Non-Solicited Pornography And Marketing Act (CAN-SPAM), Fair and Accurate Credit Transaction Act (FACTA), Federal Trade Commission (FTC) guidance on Privacy, Data Security, and Identity Theft, and Payment Card Industry Data Security Standard (PCI-DSS) 2.0 and (ii) the Company’s and its Subsidiaries’ policies applicable to data privacy, data security, and/or personal information. Except as set forth in the Information Technology Schedule, and except as would not be material to the Company and its Subsidiaries, the Company and its Subsidiaries have not experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed, and to the Company’s knowledge there are no facts suggesting the likelihood of the foregoing, including any unauthorized access, breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

(i) The computer systems, including the software, hardware, networks and interfaces (collectively, “Systems”) used in the conduct of the business of the Company and its Subsidiaries are sufficient for the immediate needs of their respective businesses, including as to capacity and ability to process current and anticipated peak volumes in a timely manner. Except as set forth on the Information Technology Schedule, in the past twelve (12) months, there have been no bugs in, or failures, breakdowns, or continued substandard performance of any such Systems which has caused the substantial disruption or interruption in or to the use of such Systems by the Company in a manner material to the Company and its Subsidiaries. Except as set forth on the Information Technology Schedule, the Company and its Subsidiaries have appropriate disaster recovery plans, procedures and facilities for their respective business and have taken commercially reasonable steps to safeguard the information technology systems utilized in the operation of their businesses.

3.13 Litigation. Except as set forth on the Litigation Schedule, there is no, and for the past three (3) years has been no, charge, complaint, suit or proceeding pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their assets, at law or in equity, before or by any Governmental Authority which seeks more than $100,000 in damages or has as its principal remedy injunctive relief, and neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order or decree of any court or other Governmental Authority (nor have any of them been subject to such a judgment order or decree in the past three (3) years).

3.14 Governmental Consents. Except for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and except as set forth on the Governmental Consents Schedule, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be made or obtained by the Company or its Subsidiaries in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.

3.15 Employee Benefit Plans.

(a) Except as listed on the Employee Benefits Schedule and other than any Foreign Plan and any employment offer letters for employees with total annual compensation as of the date of this Agreement of less than $200,000, with respect to employees of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries maintains or contributes to (i) any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or any other pension, retirement, profit sharing, deferred compensation, bonus, stock option, stock purchase, phantom stock, health, welfare, or incentive plan, or welfare or material “fringe” benefits, including vacation, severance, disability, medical, hospitalization, dental, life, vision, tuition, company car, sick leave, maternity, paternity or family leave insurance, health care reimbursement, dependent care assistance, cafeteria plan, or free candles; or (ii) any employment or golden parachute agreement or arrangement (together the “Plans” and each item thereunder a “Plan”). For any Plans of either the Company or any Subsidiary so disclosed on the Employee Benefits Schedule, such disclosure lists any U.S. Plans and any non U.S. Plans separately. Each of the Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan.

(b) To the extent applicable with respect to each Plan listed on the Employee Benefits Schedule true, correct, and complete copies of the most recent documents described below have been made available to the Purchaser: (i) the plan and trust documents and any amendments thereto; (ii) Forms 5500 for the three most recent plan years as filed, including all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports; (iii) current summary plan descriptions and any summaries of material modifications; and (iv) administrative service agreements and HIPAA business associate agreements.

(c) Each Plan covering individuals who are employed by either the Company or any of its Subsidiaries complies in all material respects with, has been established, registered, qualified, invested, administered, operated and maintained in all material respects in compliance with its terms and in all material respects in compliance with, and none of the Company nor any of its Subsidiaries has any direct or indirect material liability for non-compliance under, ERISA or any other Law applicable to any Plan. To the Company’s knowledge, there are no outstanding defaults or violations by any sponsor or fiduciary of any Plan and no Taxes, penalties or fees are owing with respect to such Plans, other than Taxes and fees not yet payable. With respect to each Plan, to the Company’s knowledge, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) and no violations of ERISA Section 407 for which an applicable statutory or administrative exemption does not exist and that would result in material liability to the Company have occurred.

(d) With respect to the Plans, all required contributions have been made or properly accrued.

(e) Neither the Company nor any Subsidiary currently maintains or contributes to or has any current or contingent liability or obligation under or with respect to any defined benefit pension plan or any plan, program or arrangement subject to Title IV of ERISA, or any Multiemployer Plan (as defined in Section 4001(a)(3) or 3(37) of ERISA). No Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(f) All of the Plans, to the extent applicable, are in compliance in all material respects with the continuation of health benefit provisions contained in the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). Other than as required by COBRA or as set forth on the Employee Benefits Schedule, neither the Company nor any Subsidiary has any liability or obligation to provide life or medical insurance benefits to former or retired employees.

(g) There is no pending or, to the Company’s knowledge, threatened legal action, proceeding or investigation against or involving any Plan (other than for routine benefit claims) that would result in material liability to the Company or any of its Subsidiaries, and to the Company’s knowledge there is no basis for any such legal action, proceeding or investigation.

(h) Except as set forth in the Employee Benefits Schedule, the consummation of the transaction contemplated by this Agreement, other than by reason of actions taken by the Purchaser following the Closing, will not (i) entitle any current or former employee of either of the Company or any of its Subsidiaries to severance pay, unemployment compensation, termination benefits, or any other payment under a Plan, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of either of the Company or any of its Subsidiaries under a Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Code Section 280G (calculated without regard to any payments made under agreements entered into by the Purchaser or any of its Affiliates).

(i) Each Plan, agreement or arrangement that provides for the deferral of compensation subject to Code Section 409A, in each case, entered into by the Company or its Subsidiaries, including any deferred salary due at any time but not paid at such time to any employee of the Company or any Subsidiary which is deferred compensation subject to Code Section 409A, is, and has been since January 1, 2009, properly documented in writing in material compliance with the Treasury Regulations promulgated thereunder and has, since January 1, 2008, been operated in material compliance with such provisions in effect from time to time since such date. To the Company’s knowledge, no employee or former employee of the Company or any Subsidiary is or has been subject to any material tax or penalty under Code Section 409A due to a documentary or operational failure thereunder.

(j) With respect to each Foreign Plan, the Company and its Subsidiaries have complied in all material respects with the obligations imposed on them under the terms of such Foreign Plan or pursuant to applicable Laws.

(k) The representations and warranties set forth in this Section 3.15, together with Section 3.03, Section 3.08(o) and (p), and Section 3.16, are the only representations and warranties in this Agreement with respect to ERISA and benefits and compensation matters, and any claim for breach of representation or warranty with respect to ERISA or benefits or compensation matters shall be based on the representations and warranties made in such sections and shall not be based on the representations and warranties set forth in any other provision of this Agreement.

3.16 Labor and Employment. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement, and, to the Company’s knowledge, no union organizing efforts are underway with respect to employees of the Company or any of its Subsidiaries. Except as set forth on the Labor and Employment Schedule: (a) there are no material unfair labor practice charges, material unfair labor practice complaints, material labor arbitrations or material labor grievances pending, or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries; (b) there is no strike, slowdown, work stoppage or lockout, or, to the Company’s knowledge, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries; (c) there are no material charges, complaints, suits or proceedings against the Company or any of its Subsidiaries alleging breach or violation in any material respect of any labor or employment Law; and (d) the Company and its Subsidiaries at all times within the past three (3) years have complied in all material respects with all applicable Laws relating to labor, labor relations or employment, including any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all Taxes, insurance and all other costs and expenses applicable thereto, and neither the Company nor any of its Subsidiaries is liable in any material amount for any arrearage, Taxes, costs or penalties resulting from any such failure to comply with any of the foregoing. Except as set forth on the Labor and Employment Schedule, no charge or complaint of employment discrimination or other similar charge or complaint has been filed against the Company or any of its Subsidiaries before the Equal Employment Opportunity Commission or similar Governmental Authority during the last three (3) years, or is pending or, to the Company’s knowledge, threatened. The Company does not have, nor has the Company ever incurred, any liabilities under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state Law (collectively referred to as “WARN”) that remain unresolved.

3.17 Insurance. The Insurance Schedule lists each material insurance policy maintained by the Company and its Subsidiaries. Each such insurance policy is in full force and effect, all premiums due thereon have been paid, and neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policy. Except as set forth on the Insurance Schedule, neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs.

3.18 Compliance with Laws. Except as set forth on the Compliance with Laws Schedule, the Company and each of its Subsidiaries have complied during the past three (3) years in all material respects with all applicable Laws of all applicable Governmental Authorities. Neither the Company nor any of its Subsidiaries has in the past three (3) years received any written notice from any court, judicial authority or Governmental Authority asserting a material failure to comply with any such applicable Laws, the subject of which notice has not been conclusively resolved as required thereby or otherwise to the satisfaction of the party sending such notice. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is under investigation with respect to violations of any such Laws. Neither the Company nor any of its Subsidiaries or any of their respective agents have in the past three (3) years violated the Foreign Corrupt Practices Act or the U.K. Bribery Act. None of the Company, its Subsidiaries or any of their respective agents have in the past three (3) years, in an attempt to obtain or retain business or obtain a business advantage, and in violation of Law, offered, paid, promised to pay, or authorized the payment of any money or other thing of value (including any fee, gift, sample, travel expense, or entertainment) to any Person while knowing or having reason to know that all or any portion of such payment was made to induce the recipient to misuse their position or to influence the recipient’s actions in relation to their official or employment duties.

3.19 Environmental Matters. Except as set forth on the Environmental Matters Schedule:

(a) The Company and its Subsidiaries are and have for the past three (3) years been in compliance in all material respects with all applicable Environmental Requirements.

(b) The Company and its Subsidiaries have obtained and possess and have timely reapplied for all material permits, licenses and other authorizations required by Environmental Requirements to operate their facilities and are in material compliance with such permits, licenses and other authorizations. The Company and its Subsidiaries have made available copies of all such permits, licenses and other authorizations to the Purchaser.

(c) Neither the Company nor any Subsidiary thereof has received, within the past three (3) years, any written notice of any material violation of or material liability or potential liability arising under Environmental Requirements, including with respect to any material investigatory, remedial or corrective obligation, relating to the Company, its Subsidiaries or their facilities or the Company’s or its Subsidiaries’ previous facilities and arising under Environmental Requirements.

(d) There are no material suits, actions, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, pursuant to Environmental Requirements.

(e) Neither the Company nor any of its Subsidiaries is subject to any judgment, order or decree of any court or other Governmental Authority that is outstanding and was issued pursuant to Environmental Requirements

(f) There are no and have not been any Hazardous Materials used, generated, treated, stored, transported, disposed of, or handled by the Company or its Subsidiaries on, under or about any real property owned, leased, operated or used by the Company or its Subsidiaries, nor has there been any Release of any Hazardous Materials therefrom by the Company or its Subsidiaries, in each case in material violation of or which could be the basis of material liability or obligation under Environmental Requirements.

(g) Neither the Company nor any of its Subsidiaries has received, within the past three (3) years, any written notice or request for information with respect to any Offsite Facility, of potential or actual material liability for cleanup or environmental remediation thereof.

(h) The Company has made available to the Purchaser true and complete copies of all environmental Phase I reports and other material environmental investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company or its Subsidiaries (or by a third party of which the Company or its Subsidiaries have knowledge) in the past three (3) years in relation to the current or prior business of the Company or its Subsidiaries or any real property presently or formerly owned, leased, or operated by the Company or its Subsidiaries that are in the possession, custody or reasonable control of the Company or its Subsidiaries.

(i) The representations and warranties set forth in this Section 3.19, together with Section 3.03 are the only representations and warranties in this Agreement with respect to environmental, health or safety matters (including any arising under Environmental Requirements), and any claim for breach of representation or warranty with respect to environmental, health or safety matters (including any arising under Environmental Requirements) shall be based on the representations and warranties made in such sections and shall not be based on the representations and warranties set forth in any other provision of this Agreement.

3.20 Affiliated Transactions. Except as set forth on the Affiliated Transactions Schedule and except for employment-related and equity-related arrangements, no officer, director or Affiliate of the Company or, to the knowledge of the Company, any individual in such officer’s or director’s immediate family is a party to any material agreement, contract, commitment or transaction with the Company or any of its Subsidiaries or has any interest in any material property owned by the Company or any of its Subsidiaries.

3.21 Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

3.22 Bank Accounts; Directors and Officers; Powers of Attorney. The Company Information Schedule contains a complete and correct list of: (i) all of the Company’s and its Subsidiaries’ bank accounts or safe deposit boxes (other than store-level accounts in which cash is held on a short-term basis), identifying each such account or safe deposit box by number and financial institution, and a list of all authorized signatories on such accounts or safe deposit boxes, (ii) all outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries, and (iii) the names and positions of all officers, directors and managers of each of the Company and its Subsidiaries.

3.23 Product Warranty. Neither the Company nor any of its Subsidiaries has any liability or obligation for replacement or repair of any products sold in the past twelve (12) months or other damages in connection therewith beyond the applicable standard terms and conditions of sale and warranties provided in connection therewith. The Company has delivered to the Purchaser true, correct and complete copies of all current standard forms of warranty used by the Company and its Subsidiaries.

3.24 Customers and Suppliers.

(a) The Customers and Suppliers Schedule sets forth a list of (i) the ten (10) largest customers and the twenty (20) largest suppliers of the Company and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during each of the fiscal years ended December 31, 2011 and 2012, showing the total sales by the Company and its Subsidiaries to each customer and the total purchases by the Company and its Subsidiaries from each such supplier, during each such fiscal year and (ii) the five (5) largest suppliers of fragrances, showing total purchases by the Company and its Subsidiaries from each such supplier, during each such fiscal years.

(b) Since the date of the Latest Balance Sheet, no customer or supplier listed on the Customers and Suppliers Schedule has (i) terminated its relationship with the Company or any of its Subsidiaries or materially reduced or changed in any significant adverse manner the material terms on which such customer or supplier conducts business with the Company or any of its Subsidiaries, or (ii) to the Company’s knowledge, notified the Company or its Subsidiaries in writing that it intends to terminate or materially reduce its business with the Company or any of its Subsidiaries or change in any significant adverse manner the material terms on which such customer or supplier conducts business with the Company or any of its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller and the Company that as of the date of this Agreement and as of the Closing Date:

4.01 Organization and Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

4.02 Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all requisite organizational action, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not conflict with, constitute a default under, result in a breach or violation of, result in the creation of any Lien (other than Permitted Liens) upon any assets of the Purchaser under, the provisions of the Purchaser’s certificate or article of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents) or any material contract to which the Purchaser is party, except as would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 Governmental Consents. Except for the applicable requirements of the HSR Act and except with respect to the antitrust and competition filings and submissions set forth on the Governmental Consents Schedule, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation of the transactions contemplated hereby.

4.04 Litigation. There are no charges, complaints, suits or proceedings pending or, to the Purchaser’s knowledge, threatened against the Purchaser, at law or in equity, before or by any Governmental Authority which would materially adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby. The Purchaser is not subject to any outstanding judgment, order or decree of any court or other Governmental Authority which would materially adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.05 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

4.06 Financing. The Purchaser will have following the receipt of the Financing and at the Closing, the financial capability and all sufficient unrestricted cash on hand to pay all obligations of the Purchaser hereunder, including the Preliminary Purchase Price and all of the out-of-pocket costs of the Purchaser arising from the consummation of the transactions contemplated by this Agreement.

4.07 Solvency. Assuming the representations and warranties set forth in Article 3 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the representations and warranties set forth in Article 3 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or its Subsidiaries.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE MEMBERS

The Seller represents and warrants to the Purchaser that as of the date of this Agreement and as of the Closing Date:

5.01 Authority. The Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

5.02 Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all requisite organizational action, and no other proceedings on the part of the Seller are necessary to authorize the execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby do not conflict with, constitute a default under, result in a breach or violation of, or result in the creation of any Lien (other than Permitted Liens) upon any assets of the Seller under, the provisions of the Seller’s certificate or article of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents) or any material contract to which the Seller is party, except as would not have a material adverse effect on the Seller or its ability to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03 Ownership of Capital Stock. The Seller is the record owner of one hundred percent (100%) of the issued and outstanding Units. On the Closing Date, the Seller shall transfer to the Purchaser good title to the Units free and clear of all Liens and restrictions on transfer, other than any restrictions under the Securities Act and applicable state securities Laws.

5.04 Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller.

The Members each, severally and solely as to itself, himself or herself, represents and warrants to the Purchaser that as of the date of this Agreement and as of the Closing Date:

5.05 Member’s Representations and Warranties. The execution, delivery and performance of this Agreement by such Member and the consummation by such Member of the transactions contemplated hereby have been duly and validly authorized by all requisite organizational action, if applicable, and no other proceedings on the part of such Member are necessary to authorize the execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by such Member and the consummation by such Member of the transactions contemplated hereby do not conflict with, constitute a default under, result in a breach or violation of, or result in the creation of any Lien (other than Permitted Liens) upon any assets of such Member under, the provisions of the Seller’s certificate or article of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents) or any material contract to which such Member is party, except as would not have a material adverse effect on such Member’s ability to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Member and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of such Member, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as set forth on the Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of such Member.

ARTICLE 6

COVENANTS OF THE COMPANY, THE SELLER AND THE MEMBERS

6.01 Conduct of the Business.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall use its commercially reasonable efforts to conduct its business and the businesses of its Subsidiaries in the ordinary course of business in substantially the same manner as heretofore conducted and as may be reasonably anticipated to be conducted consistent with the Company’s and its Subsidiaries’ business plan, including using commercially reasonable efforts to keep available the services of their employees, preserve their goodwill, reputation and present relationships with suppliers, customers, licensors and Persons having business relations with them, file all required material Tax Returns (taking into account any extensions of time to file), preserve their Intellectual Property and comply with applicable Laws.

(b) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise provided for by this Agreement (including the Conduct of Business Schedule) or consented to in writing by the Purchaser (which consent will not be unreasonably withheld or delayed), the Company shall not, and shall not permit any Subsidiary of the Company to:

(i) effect any recapitalization, reclassification, unit dividend, unit split or like change in its capitalization;

(ii) amend its or any of its Subsidiaries’ certificate or articles of incorporation or formation, bylaws or limited liability company agreement (or equivalent organizational documents);

(iii) make any material change in its accounting methods or make or rescind any material Tax election or change any material method of accounting for foreign, federal or state income Tax purposes;

(iv) engage in any promotional sales or discount or other activity with customers outside the ordinary course of business that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales that would otherwise be expected to occur in post-Closing periods;

(v) conduct its cash management customs and practices or incur intercompany charges other than in the ordinary course of business in the same manner as heretofore conducted; or

(vi) take any action (or omit to take any required action) which, if such action had been taken (or omission has occurred) during the time period covered by Section 3.08 (Absence of Certain Developments), would require disclosure pursuant to Section 3.08 (assuming no disclosures have been made on the Developments Schedule).

6.02 Access to Books and Records. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall provide the Purchaser and its authorized representatives (the “Purchaser’s Representatives”) with access during normal business hours and upon reasonable notice to the officers, books and records of the Company and its Subsidiaries as may be required for the Purchaser to perform its obligations under this Agreement; provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, (c) all requests for such access shall be directed to the Chief Administrative Officer of the Company or such other Person(s) as the Company may designate in writing from time to time (collectively, the “Designated Contacts”), and (d) nothing herein shall require the Company to provide access to, or to disclose any information to, the Purchaser or any of its representatives if such access or disclosure (x) would waive any legal privilege or (y) would be in violation of applicable Laws or regulations of any Governmental Authority (including the HSR Act and all other applicable antitrust and competition Laws). Other than the Designated Contacts or as expressly provided in the preceding sentence, the Purchaser is not authorized to and shall not (and shall cause its employees, agents, advisors, counsel, representatives and Affiliates not to) contact (i) any officer, director, employee or officer of the Company or any of its Subsidiaries prior to the Closing without the prior consent of the Company and (ii) any customer, supplier, distributor, lessee, lessor, lender, noteholder or other material business relation of the Company or any of its Subsidiaries prior to the Closing, unless such contact is previously arranged through the Company’s Designated Contacts and representatives of the Company are given a reasonable opportunity to participate in any such discussions and communications with such Persons.

6.03 Regulatory Filings. The parties acknowledge that the Company and the Purchaser made a filing and submission under the HSR Act on August 9, 2013. Within one (1) Business Day following the date hereof, the Company shall make or cause to be made the other antitrust and competition filings and submissions set forth on the Governmental Consents Schedule. The Company shall coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing and, at the request of the Purchaser, shall use reasonable best efforts to take or cause to be taken all actions and do or cause to be done such things as are necessary, proper or advisable to obtain all consents and approvals required by such filings and submissions.

6.04 Notification. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company and the Seller shall disclose to the Purchaser in writing if the Seller or the Company is or becomes aware of any material breach of this Agreement by the Seller or the Company. Subject to the other terms of this Section 6.4, the Company and the Seller may update the Disclosure Schedules (a “Schedule Update”) in respect of (i) any matter relating to a representation or warranty of the Company that is qualified by knowledge, and of which the Company first obtains knowledge after the date of this Agreement, which, if known as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules or which is otherwise necessary to correct any information in the Disclosure Schedules which has been rendered inaccurate thereby, or (ii) any matter hereafter arising which, if existing as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules or which is otherwise necessary to correct any information in the Disclosure Schedules which has been rendered inaccurate thereby. Notwithstanding any provision in this Agreement to the contrary, to the extent that such Schedule Update would entitle the Purchaser to terminate this Agreement pursuant to Section 9.01(b), unless the Purchaser provides the Seller with a termination notice within five (5) Business Days after delivery by the Company or the Seller of such a Schedule Update, the Purchaser shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 2.01(a) and to have accepted such Schedule Update for all purposes under this Agreement (including for purposes of indemnification pursuant to Article 8). To the extent that such Schedule Update would not entitle the Purchaser to terminate this Agreement pursuant to Section 9.01(b), such Schedule Update shall serve to update the Disclosure Schedules for purposes of Section 2.01(a), but shall be disregarded for purposes of indemnification pursuant to Article 8.

6.05 Cooperation with Financing. The Company and the Seller shall use commercially reasonable efforts to provide, and shall cause the Company’s Subsidiaries to use commercially reasonable efforts to provide, and the Company shall use commercially reasonable efforts to cause its advisors to provide, in each case in a timely manner, all reasonable cooperation and assistance to the Purchaser in connection with the arrangement of the Financing that is customary for such financings, including, as requested, using commercially reasonable efforts to: (i) assist with due diligence activities relating to the Company’s financial information, (ii) make management of the Company available to participate in meetings, (iii) provide such certificates, documents and financial reports as are required by the SEC or other regulatory bodies, standard underwriting practices or may be reasonably requested by the Purchaser and its financing sources, (iv) cause Holdco’s independent accountants to provide customary comfort letters (including customary “negative assurances”) necessary for the financing transactions and that its independent accountants provide consent to the inclusion of their audit reports in any registration statement or offering memoranda that include Holdco’s financial information and to the reference to such independent accountants as experts therein, (v) assist with the preparation of customary pro forma financial statements of the Purchaser that comply with the applicable accounting requirements of Regulation S-X and (vi) provide the Purchaser with such information regarding all of the Company’s and its Subsidiaries’ bank accounts and safe deposit boxes (including a complete and correct list of store level accounts) as may be reasonably requested by the Purchaser and its financing sources; provided, that nothing herein shall require (1) such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (2) the Company to prepare or deliver any financial statements other than (a) audited financial statements of Holdco and its consolidated Subsidiaries as of and for the year ended December 29, 2012 and (b) unaudited financial statements of Holdco and its consolidated Subsidiaries for the three and six month periods ended March 31, 2012 and March 30, 2013 and as of March 30, 2013, and June 30, 2012 and June 29, 2013 and as of June 29, 2013, as applicable, which have been reviewed by the independent accountants of the Company as provided in the Statement on Auditing Standards No. 100; (3) deliver any other financial information in a form not customarily prepared by the Company or any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request, or (4) deliver or cause the delivery of any legal opinions or any certificate as to solvency. The Purchaser agrees that the execution by the Company or any of its Subsidiaries of any documents in connection with the financing for the transactions contemplated by this Agreement (other than such documents as may be requested by Holdco’s independent public accountants in relation to the matters described above) shall be subject to the consummation of the transactions contemplated hereby at the Closing and such documents will not take effect until the Closing. Notwithstanding anything in this Section 6.05 or elsewhere in this Agreement to the contrary, in no event shall the Company or any of its Subsidiaries be required to bear any out-of-pocket cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Financing prior to the Closing. The Purchaser shall promptly upon any request in writing by the Company reimburse the Company for all reasonable fees, costs and expenses (including reasonable fees and expenses of outside counsel) incurred by the Company or any of its Subsidiaries in connection with their compliance with this Section 6.05. Without duplication of any amounts reimbursed by the Purchaser pursuant to the immediately foregoing sentence, the Purchaser shall indemnify and hold harmless the Company, each of its Affiliates and each of their respective officers, advisors and representatives from and against any and all Losses suffered or incurred by any of them of any type in connection with the arrangement of the Financing and the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law. The indemnification obligation contained in the preceding sentence shall not, in any way, impact the ability of the Purchaser to bring a claim for breach of any representation, warranty or other obligation in respect of this Agreement which the Purchaser is entitled to bring hereunder. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

6.06 Use of Name. The Seller and the Members hereby acknowledge and agree that upon the consummation of the transactions contemplated hereby, as between the Seller and the Members on the one hand, and the Purchaser and the Company on the other hand, the Purchaser and the Company shall have the sole right to the use of the name “Yankee Candle” and any other service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia of the Company or any Subsidiary related thereto or containing or comprising the foregoing (collectively, the “Company Marks”). The Seller and the Members shall, and shall cause their respective Affiliates to, immediately following the Closing, cease to hold themselves out as equityholders, Affiliates or representatives of the Company or any of its Affiliates (other than in connection with any continuing employment relationships). Promptly following the Closing, the Seller (and any Affiliates of the Seller with a name containing any Company Marks) shall legally change its name to a name not containing any Company Marks.

6.07 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article 9 hereof, neither the Members, the Seller nor the Company and its Subsidiaries, nor any of their representatives (including their investment bankers, attorneys and accountants), shall take or permit any other Person on its behalf to take, directly or indirectly, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser and the Purchaser’s representatives) concerning any purchase of the Units or any other equity interests, any merger, acquisition, consolidation, recapitalization, liquidation, or dissolution involving the Seller or the Company and its Subsidiaries, any sale of all or substantially all of the assets of the Seller or the Company and its Subsidiaries or similar transaction involving the Seller, the Company and its Subsidiaries (other than assets sold in the ordinary course of business in the same manner as heretofore conducted) (each such transaction being referred to herein as a “Proposed Acquisition Transaction”). The Members and the Seller shall, and shall cause the Company and its Subsidiaries and their respective representatives to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Proposed Acquisition Transaction. The Members, the Seller and the Company shall promptly notify the Purchaser (orally and in writing) if any offer is made with respect to any Proposed Acquisition Transaction. At or prior to the Closing, the Seller shall assign to the Company any confidentiality agreements entered into by the Seller during 2013 in connection with the potential sale of the Company.

6.08 Confidentiality. Subject to Section 10.07, from and after the Closing, the Seller shall not, directly or indirectly, disclose at any time (and shall cause its respective controlled Affiliates and representatives not to disclose) any Confidential Information, except as required by Law or to enforce its rights under this Agreement and the other agreements contemplated hereby. In the event the Seller is required by Law to disclose any Confidential Information, the Seller shall, to the extent practicable, promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the Purchaser’s reasonable requests to preserve the confidentiality of such Confidential Information consistent with applicable Law. For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, the Company and/or its Subsidiaries, or its suppliers, distributors, customers, independent contractors or other business relations. Confidential Information includes the following as they relate to the Company and/or its Subsidiaries or the business and, in each case, to the extent the Company or any Subsidiary obtains a commercial benefit from the secret nature of such information: internal business information (including information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures, accounting and business methods and potential acquisition candidates); identities of, individual requirements of, and specific contractual arrangements with, the Company’s and its Subsidiaries’ suppliers, distributors, customers, independent contractors or other business relations and their confidential information; trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and inventions, innovations, improvements, developments, methods, designs, analyses, drawings, and reports. Notwithstanding the foregoing, Confidential Information does not include such information which: (A) at the time of disclosure is publicly available or thereafter becomes publicly available through no act or omission of the Seller or any of its controlled Affiliates; or (B) is thereafter disclosed or furnished to the Seller by a third party who is not known by the Seller to have acquired the information under an obligation of confidentiality.

6.09 Termination of Agreements. Prior to the Closing, the Company and the Seller shall terminate or cause to be terminated, in each case without liability following the Closing, any contract, transaction or arrangement between the Company or any of its Subsidiaries, on the one hand, and the Seller or any Affiliate of the Seller (other than the Company and its Subsidiaries), on the other hand, set forth on the Affiliated Transactions Schedule.

6.10 Section 280G. Prior to the Closing, the Company shall, with respect to such payments and/or benefits that are reasonably likely to, separately or in the aggregate, without regard to the measures described herein and calculated without regard to any payments made under Section 1.08 of this Agreement and any payments made under agreements entered into by the Purchaser or any of its Affiliates, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”), use its commercially reasonable efforts to obtain a vote satisfying the requirements of Section 280G(b)(5) of the Code, including exerting its commercially reasonable efforts to obtain waivers, such that no portion of the Section 280G Payments will constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

6.11 Title Insurance. Prior to the Closing, the Company shall (with the Purchaser being responsible for 50% of the cost and expense and the Seller being responsible for 50% of the cost and expense), use its commercially reasonable efforts to obtain (a) an owner’s title insurance policy with respect to the Owned Real Property identified on the Significant Owned Real Property Schedule (the “Significant Owned Real Property”), issued by a nationally recognized title insurance company reasonably acceptable to the Purchaser, written as of the Closing Date, insuring the Purchaser (and Company) in such amounts and together with such endorsements, and otherwise in such form, as the Purchaser shall reasonably require, and such title insurance policy shall insure fee simple title to the Significant Owned Real Property, free and clear of all Liens other than Permitted Liens, and (b) an appropriately certified ALTA/ACSM Land Title Survey showing no Liens other than the Permitted Liens, and otherwise in form and substance reasonably satisfactory to the Purchaser, for the Significant Owned Real Property.

6.12 Termination of Deferred Compensation Plans. Prior to the Closing, the Company shall cause to be taken all necessary actions to terminate the non-qualified deferred compensation plans set forth on the Deferred Compensation Schedule, and to accrue and pay all amounts payable to participants or beneficiaries under such plans in accordance with the terms thereof, in each case, without further liability to the Company or its Subsidiaries following the Closing.

6.13 Certain Fees and Expenses. Neither the Company nor any Subsidiary shall, at or prior to the Closing, pay or agree to pay (or otherwise reimburse or agree to reimburse any Person in respect of) the fees and expenses of Milbank, Tweed, Hadley & McCoy LLP incurred in connection with its representation of the Company’s management in an aggregate amount in excess of $100,000.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01 Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Company and its Subsidiaries to, provide the Seller and its representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by the Seller, until the later of (i) the seventh (7th) anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof, the Purchaser shall not, and shall not permit the Company or its Subsidiaries to, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries related to Taxes for any period prior to the Closing Date without first giving reasonable prior notice to the Seller and offering to surrender to the Seller such books and records or any portion thereof which the Purchaser or the Company or its Subsidiaries may intend to destroy, alter or dispose of, it being understood that all other books and records of the Company and its Subsidiaries shall be maintained in accordance with the Purchaser’s applicable retention policies.

7.02 Notification. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Purchaser shall disclose to the Seller in writing any material variances from the representations and warranties contained in Article 4, and any fact or event that constitutes a material breach of the covenants in this Agreement made by the Purchaser promptly upon discovery thereof.

7.03 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Company’s or any of its Subsidiaries’ certificate of incorporation or formation, bylaws or limited liability company agreement (or equivalent governing document) in respect of the time period prior to the Closing relating to the exculpation or indemnification of any managers, directors and/or officers from the form of such provisions as of immediately prior to the Closing (unless required by Law), it being the intent of the parties that the managers, directors and officers of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification in respect of the time period prior to the Closing to the fullest extent permitted by Law.

(b) At the Closing, the Company shall obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the current and former managers, directors and officers of the Company and its Subsidiaries as direct beneficiaries with a claims period of at least six (6) years from the Closing Date, the cost of which shall be Transaction Expense. The Purchaser shall not, and shall cause the Company not to, cancel or change such insurance policies in any respect.

(c) In the event the Purchaser, the Company, its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case proper provision shall be made so that the successors and assigns of the Purchaser or the Company or its Subsidiary, as the case may be, shall assume the obligations set forth in this Section 7.03.

(d) The current and former managers, directors and officers of the Company and its Subsidiaries are express and intended third-party beneficiaries of the provisions of this Section 7.03 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement.

7.04 Employment and Benefit Arrangements. From and after the Closing, the Company and its Subsidiaries shall continue to be subject to all employment and severance contracts, arrangements and agreements to which the Company and/or any of its Subsidiaries is a party (it being understood that this Section 7.04 shall not be deemed to prohibit the Purchaser from amending, modifying, replacing or terminating such arrangements in accordance with their terms). For at least one year following the Closing, the Purchaser shall cause the Company to provide to employees of the Company or any of its Subsidiaries while they remain employed compensation and benefits that are substantially equivalent in the aggregate to the compensation and benefits provided to each such employee immediately prior to the Closing (provided that nothing contained in this Agreement shall be construed as a promise or guarantee of continued employment for any Person). Further, for at least one year following the Closing, the Purchaser shall cause the Company to continue the Company’s existing severance policy in respect of applicable employees. The Purchaser shall take all actions required so that employees of the Company and any of its Subsidiaries shall receive service credit for employment with the Company or any Subsidiary for all purposes (other than benefit accrual under a defined benefit pension plan) under any successor benefit or compensation plans, programs, policies, contracts, agreements and arrangements sponsored by the Purchaser or any of its Affiliates (including the Company or any of its Subsidiaries) (other than any equity-based plan or arrangement). To the extent that the Purchaser or any of its Affiliates (including the Company or any of its Subsidiaries) modifies any coverage or benefit plan under which the employees of the Company or any of its Subsidiaries participate, the Purchaser shall waive or cause to be waived any applicable waiting periods, pre-existing condition exclusions or actively-at-work requirements (to the extent waived or satisfied by such employee under an analogous Plan prior to Closing) and shall give such employees credit under the new coverages or benefit plans for deductibles, co-payments and out-of-pocket payments that have been paid during the plan year in which such coverage or plan modification occurs. The Purchaser shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A Qualified Beneficiaries” as defined in Treasury Regulation § 54.4980B-9. This Section 7.04 is intended to benefit the Company and its Subsidiaries and shall be binding on all successors and assigns of the Purchaser and the Company and its Subsidiaries.

7.05 Employee Matters. The Purchaser shall indemnify the Seller and its Affiliates from and against any Losses that may be incurred by them with respect to any obligation to provide notice, payment or any other benefit as a result of or arising out of any termination of employment of any employee of the Company or any of its Subsidiaries following the Closing, including but not limited to any Losses under WARN, or under any state, local or foreign Law with respect to any plant or office closing, layoff or relocation occurring after the Closing as a result of any action taken by the Purchaser, the Company or any of its Subsidiaries following the Closing.

7.06 Regulatory Filings.

(a) The parties acknowledge that the Company and the Purchaser made a filing and submission under the HSR Act on August 9, 2013. Within one (1) Business Day following the date hereof, the Purchaser shall make or cause to be made the other antitrust and competition filings and submissions set forth on the Governmental Consents Schedule. The Purchaser shall use commercially reasonable best efforts to take or cause to be taken all actions and do or cause to be done such things as are necessary, proper or advisable to obtain all consents and approvals required by such filings and submissions.

(b) In furtherance of Section 7.06(a), the Purchaser shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) use commercially reasonable best efforts to cause the waiting periods or other requirements under the HSR Act and all other applicable antitrust and competition laws to terminate or expire at the earliest possible date. The Purchaser shall (A) promptly notify the Seller of any written communication to the Purchaser or its Affiliates from any Governmental Authority and, subject to applicable Law, permit the Seller to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of the Seller in connection therewith); (B) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement unless it consults with the Seller in advance and, to the extent permitted by such Governmental Authority, gives the Seller the opportunity to attend and participate thereat; and (C) furnish the Seller with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective representatives on the one hand, and any Governmental Authority or members of its staff on the other hand, with respect to this Agreement. In the event that any Governmental Authority issues, or threatens to issue, a “Second Request for Information,” or any Governmental Authority institutes, or threatens to institute, any suit or action challenging the validity or legality of, or seeking to restrain the consummation of, the transactions contemplated by this Agreement, then all costs and expenses (including legal fees and expenses) incurred by the parties hereto in connection with such “Second Request for Information,” suit or action shall be borne by the Purchaser.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Purchaser and its Affiliates shall have no obligation to: (i) sell, divest, or otherwise convey (or otherwise agree to) any material amount of assets, categories, portions or parts of assets or businesses of the Company or its Subsidiaries or the Purchaser or its Affiliates; (ii) license, hold separate or enter into similar arrangements with respect to any material amount of assets of the Company, or its Subsidiaries or the Purchaser or its Affiliates; or (iii) materially alter, modify, terminate or cancel any existing material relationships, contracts, rights, obligations, policies or practices of the Company or its Subsidiaries or the Purchaser or its Affiliates, as a condition to obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Authority or otherwise.

7.07 Financing. The Purchaser shall use its reasonable best efforts to obtain the Financing as promptly as practicable following the date hereof. The Purchaser shall keep the Seller reasonably informed as to the status of its efforts to arrange the Financing and shall notify the Seller in writing if at any time it reasonably believes that it will be unable to obtain the Financing on or before the Financing Expiration Time.

ARTICLE 8

INDEMNIFICATION

8.01 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement and the covenants and agreements contained in this Agreement which require performance on or prior to the Closing Date shall survive the Closing and shall terminate on the date which is twelve (12) months following the Closing Date; provided that (a) the representations and warranties set forth in Section 3.10 (Tax Matters), shall survive the Closing hereunder for a period of six (6) years and (b) the representations and warranties set forth in Section 3.01 (Organization and Power; Authorization), Section 3.02 (Subsidiaries), the last sentence of Section 3.03 (Valid and Binding Agreement), Section 3.04 (Capitalization), Section 3.06 (Company as a Holding Company), Section 3.21 (Brokerage) and Article 5 (Representations and Warranties of the Seller and the Members) (each of the foregoing in this subsection (b), a “Fundamental Representation,” and together, the “Fundamental Representations”) shall survive the Closing indefinitely (the applicable expiration date for each such representation and warranty being, the “Survival Period Termination Date”), and no claim for indemnification hereunder for breach of any such representations, warranties, covenants or agreements contained in this Agreement or any certificate or instrument delivered in connection with this Agreement may be made after the applicable Survival Period Termination Date (it being understood that there is no expiration date for the Fundamental

Representations); provided that the termination of the foregoing survival periods shall not bar any claims that have been asserted prior to the expiration of the applicable Survival Period Termination Date (the liability for any such claim will continue until such claim is fully resolved). All covenants hereunder which require performance following the Closing will survive the Closing in accordance with their terms until performed.

8.02 Indemnification for the Benefit of the Purchaser Indemnified Parties.

(a) From and after the Closing (but subject to the provisions of this Article 8), the Seller and the Members (but, in the case of the Members, on a several basis, in accordance with each such Member’s Pro Rata Share) shall indemnify and hold harmless in respect of, and shall promptly pay or reimburse, to the extent applicable, for any loss, liability, damage, expense, obligation, deficiency, demand, claim, suit, action, or cause of action, assessment, fine, penalty or other cost (“Losses”) sustained or incurred by, the Purchaser or any of its Affiliates, and their respective officers, directors, employees or agents, and their respective successors and assigns (collectively, the “Purchaser Indemnified Parties”) to the extent resulting or arising from or relating to, (i) any breach of any representation or warranty of the Company, the Seller or any Member set forth herein or in any certificate or instrument delivered in connection herewith, (ii) any breach of any covenant or agreement by the Company set forth herein or in any certificate or instrument delivered in connection herewith, which in each case was to be performed or complied with prior to the Closing, (iii) any breach of any covenant or agreement by the Seller or any Member set forth herein or in any certificate or instrument delivered in connection herewith, (iv) any Indebtedness as of the Closing or Transaction Expenses unpaid following the Closing, in each case, to the extent not taken into account in the determination of the final Purchase Price in Section 1.05; and (v) any liability or obligation for Taxes of the Company or its Subsidiaries attributable to any Pre-Closing Tax Period (determined without regard to any deductions attributable to the Breakage Costs or the Financing and Redemption Costs deductible in Pre-Closing Tax Periods), and any liability or obligation for Taxes under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local Law) attributable to any Pre-Closing Tax Period; provided that no claims by a Purchaser Indemnified Party pursuant to Section 8.02(a)(i) (other than in respect of breaches of the Fundamental Representations or the representations and warranties set forth in Section 3.10 (Tax Matters)) may be so asserted unless and until the aggregate amount of Losses that would otherwise be payable hereunder exceeds on a cumulative basis an amount equal to $2,500,000 (the “Deductible”), and then only in the amount by which such Losses exceed the Deductible; provided, further, that no individual claim by a Purchaser Indemnified Party may be so asserted unless and until the aggregate amount of Losses that would be payable pursuant to such claim exceeds an amount equal to $10,000 (the “Mini-Basket”) (it being further understood that any such individual claim for amounts less than the Mini-Basket shall be taken into account in determining whether the Deductible has been met); provided further that, the aggregate amount of all payments made by the Seller and the Members in satisfaction of claims for indemnification (1) pursuant to Section 8.02(a)(i) (other than in respect of breaches of the Fundamental Representations), (2) pursuant to Section 8.02(a)(ii), (3) pursuant to Section 8.02(a)(iii) with respect to covenants to be performed prior to Closing and (4) pursuant to Section 8.02(a)(v) shall not exceed $75,000,000 (the “Cap”); provided further, that in the event any Tax refunds are paid to the Seller in accordance with Section 10.01(i) herein, the Cap shall be increased, solely with respect to a claim for Losses attributable to a breach of Section 3.10 (Tax Matters) or for purposes of the indemnification obligations in Section 8.2(a)(v), on a dollar for dollar basis by the amount of such refunds actually paid to the Seller. Notwithstanding the foregoing, solely with respect to any breach by a Member of such Member’s representations and warranties set forth in Section 5.05 (Member’s Representations and Warranties) or of the covenants set forth in Section 6.06 (Use of Name), or, in each either such case, in any certificate or instrument delivered in connection therewith, the Purchaser Indemnified Parties may only assert against, and obtain indemnification hereunder from, such Member (and, in the case such Member is an MDP Member (as defined on the Schedule of Members attached hereto), any other MDP Member) and not against the Seller (in which case such Member’s liability shall not be limited by such Member’s Pro Rata Share but (A) shall not exceed the proceeds allocable to such Member in connection with the transactions contemplated by this Agreement and (B) for the avoidance of doubt, shall not be subject to the Deductible and the Cap).

(b) Subject to Section 12.17, the indemnification set forth in this Article 8 constitutes the Purchaser Indemnified Parties’ and Seller Indemnified Parties’ sole and exclusive remedy for any and all Losses or other claims relating to or arising from this Agreement following the Closing, including any relating to environmental, health or safety matters (including any arising under Environmental Requirements) or in any Disclosure Schedule, certificate or instrument delivered in connection herewith. Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnified Party shall have any right to indemnification hereunder with respect to any Loss or alleged Loss to the extent such matter was specifically taken into account as a liability in the calculation of the Final Net Working Capital (as finally determined pursuant to Section 1.05). Notwithstanding anything in this Agreement to the contrary, the Seller shall have no obligation to indemnify the Purchaser from and against any Loss consisting of or relating to Taxes (A) with respect to any taxable period (or portion thereof) beginning after the Closing Date (unless arising as a result of a breach by the Company of its representations and warranties contained in Section 3.10(g)), (B) as a result of any election made under Section 338 or the Code (or any corresponding foreign, state or local election), (C) as a result of any tax elections (other than as may be required by Law), changes in method of tax accounting, or amended Tax Returns (other than amendments required by Law) made or filed after the Closing, (D) as a result of transactions occurring on the Closing Date after the Closing undertaken by or at the direction of the Purchaser, or (E) as a result of the Purchaser’s financing of the transactions contemplated hereby.

(c) Subject to Section 12.17, following the Closing, none of the Purchaser Indemnified Parties or the Seller Indemnified Parties may avoid the limitations on liability set forth in this Article 8 by seeking damages for breach of contract or tort or pursuant to any other theory of liability, and each of the Purchaser and the Seller hereby waives (on behalf of itself and the other Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable), from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that the Purchaser Indemnified Parties may have against the Seller or its members (other than pursuant to this Agreement), or that the Seller Indemnified Parties may have against the Purchaser (other than pursuant to this Agreement), as applicable, in each case, relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any Law or otherwise. EFFECTIVE FROM AND AFTER THE CLOSING, EACH OF THE PURCHASER (ON BEHALF OF ITSELF AND THE OTHER PURCHASER INDEMNIFIED PARTIES) AND THE SELLER (ON BEHALF OF ITSELF AND THE

OTHER SELLER INDEMNIFIED PARTIES) EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH OF THE PURCHASER AND THE SELLER UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH OF THE PURCHASER (ON BEHALF OF ITSELF AND THE OTHER PURCHASER INDEMNIFIED PARTIES) AND THE SELLER (ON BEHALF OF ITSELF AND THE OTHER SELLER INDEMNIFIED PARTIES) ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. Notwithstanding anything to the contrary contained in this Agreement, however, the provisions of this Article 8 will not prevent or limit in any way a cause of action on account of actual fraud.

(d) All indemnification payments made hereunder shall be treated by the parties as an adjustment to the Purchase Price under Article 1 hereof. Each of the parties hereto shall file all Tax Returns in a manner consistent with the foregoing.

8.03 Indemnification by the Purchaser for the Benefit of the Seller Indemnified Parties. From and after the Closing (but subject to the provisions of this Article 8), the Purchaser shall indemnify the Members, the Seller and their respective Affiliates and their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) and hold them harmless against any Losses incurred by the Seller Indemnified Parties to the extent arising from: (a) any breach of any representation, warranty, covenant or agreement by the Purchaser set forth herein or in any certificate or instrument delivered in connection herewith and (b) any breach of any covenant or agreement by the Company set forth herein or in any certificate or instrument delivered in connection herewith, which in each case is to be performed or complied with following the Closing. Any indemnification of the Seller Indemnified Parties pursuant to this Section 8.03 shall be effected by wire transfer of immediately available funds to an account designated by the Seller within 15 days after the determination thereof.

8.04 Mitigation. Each Person entitled to indemnification hereunder shall take all reasonable steps, in accordance with Delaware law, to mitigate all losses, costs, expenses and damages after becoming aware of any event which would reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder or in connection herewith (it being understood that, without in any way limiting what constitutes a Loss hereunder, the out-of-pocket costs and expenses associated with any such mitigation shall be considered indemnifiable Losses hereunder).

8.05 Defense of Claims. Any Person making a claim for indemnification under Section 8.02 (an “Indemnitee”) shall notify the indemnifying party (or, if the Indemnitee is a Purchaser Indemnified Party, the Seller) (such indemnifying party or the Seller, as applicable, an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or becoming aware of the facts giving rise to such claim (if not by a third party), describing the claim, the amount thereof (to the extent known and quantifiable) and the basis thereof; provided that the failure to so notify the Indemnitor shall not relieve the Indemnitor of its, his or her obligations hereunder except to the extent such failure shall have materially prejudiced the Indemnitor. In the circumstance where such action, lawsuit, proceeding, investigation or other claim is by a third party, any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below and provided that, in any case where the Members would be responsible for their Pro Rata Share of such indemnification obligation hereunder, the Seller shall be required to assume such defense, to the extent the Members holding a majority of the equity interests of the Seller elect to assume such defense, on behalf of the Members) shall be entitled to assume the defense thereof by appointing a counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that, as a condition precedent to the Indemnitor’s right to assume control of such defense, it must first enter into an agreement with the Indemnitee (in form and substance reasonably satisfactory to the Indemnitee) pursuant to which the Indemnitor agrees to be fully responsible for all Losses relating to such claims and to provide full indemnification to the Indemnitee for all Losses relating to such claim (subject, to the extent applicable, to the Deductible and the Cap); provided further that the Indemnitor shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnitee, if the claim which the Indemnitor seeks to assume control (A) seeks non-monetary relief as its primary and principal remedy, (B) involves criminal allegations, (C) has both the Indemnitor and the Indemnitee as named parties (including any impleaded parties) and the representation by both parties by the same counsel would be inappropriate due to actual or potential differing interests between them as it relates to the third party claimant (i.e., other than the inherent conflict that exists by virtue of being the Purchaser and the Seller hereunder) or (D) the claim, if successful, would be reasonably likely to result in 50% or more of the Loss being borne by the Indemnitee; provided further that, if the Indemnitor does assume control of a defense, the Indemnitee shall still be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose (it being understood that the fees and expenses of such separate counsel shall be borne by the Indemnitee). If the Indemnitor shall control the defense of any such claim then the Indemnitor shall be entitled to settle such claim; provided that the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, except, in the case where the Indemnitee is a Purchaser Indemnified Party, for payments that would be required to be paid by such Purchaser Indemnified Party representing amounts less than the Deductible. In all cases, the Indemnitee shall provide its reasonable cooperation with the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available. If the Indemnitor shall not assume the defense of any such action, lawsuit, proceeding, investigation or other claim, the Indemnitee may defend against such matter as it deems appropriate; provided that the Indemnitee may not settle any such matter without the written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the obligation of the Members hereunder, for administrative purposes, the Seller shall be deemed the Indemnitor in the case of any claim with respect to which a Purchaser Indemnified Party is seeking indemnification under Section 8.02, and the Purchaser shall have the exclusive right to assert (and shall act on behalf of all Indemnitees in the case of) any claim with respect to which a Purchaser Indemnified Party is seeking indemnification under Section 8.02.

8.06 Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 8.02 shall be calculated net of (i) any Tax Benefit actually received by an Indemnitee on account of such Loss and (ii) any insurance proceeds or any indemnity, contribution or other similar payment actually recovered by an Indemnitee from any third party with respect thereto (net of any deductibles and resulting premium increases). A Tax Benefit shall be actually received upon the receipt of a refund of Taxes paid or the filing of a Tax Return, including an estimated Tax Return, showing a Tax Benefit (or, if earlier, the date when such a Tax Return should have been timely filed, including properly obtained extensions). If an Indemnitee receives a Tax Benefit on account of a Loss after an indemnification payment is made to it with respect to such Loss, such Indemnitee shall promptly, but in no event later than 20 calendar days after such time that such Tax Benefit is actually realized by such Indemnitee, as and to the extent that such Tax Benefit is realized by such Indemnitee, pay to the Indemnitor (or, if the Indemnitee is a Purchaser Indemnified Party, to the Seller or its designee) the amount of such Tax Benefit. For purposes hereof, “Tax Benefit” for any Indemnitee means (x) any refund of Taxes paid or (y) the amount such Indemnitee’s liability for Taxes through a taxable period, calculated by excluding the relevant amount of credit, deduction, or Loss, would exceed such Indemnitee’s actual liability for Taxes through such period, calculated by taking into account the relevant amount of credit, deduction, or Loss, in each case computed at the highest marginal Tax rates applicable to the recipient of such benefit. For the avoidance of doubt, a Tax Benefit shall not include a mere increase to a net operating loss or net operating loss carryforward unless and until such net operating loss or net operating loss carryforward is carried back to generate a refund of Taxes paid or is carried forward, within three (3) years of the Loss giving rise to the underlying deduction, and offsets Taxes in subsequent periods that otherwise would have been required to be paid; provided that a Tax Benefit shall not include a mere increase to a net operating loss or net operating loss carryforward for state income tax purposes. Each Indemnitee shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder (it being understood that the costs and expenses associated with any such actions shall be considered indemnifiable Losses hereunder). In the event that an insurance or other recovery from a third party is received by any Indemnitee with respect to any Loss for which such Indemnitee has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall promptly, but in no event later than 30 calendar days after receipt thereof, be paid to the Indemnitor (or, if the Indemnitee is a Purchaser Indemnified Party, to the Seller). In no event shall the Purchaser Indemnified Parties be entitled to recover or make a claim for any amounts in respect of punitive, special, treble or exemplary damages, except to the extent that such damages are actually owed to third parties.

8.07 Acknowledgment of the Purchaser. The Purchaser acknowledges that in making its determination to proceed with the transactions contemplated by this Agreement it has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, and properties of the Company and its Subsidiaries, and the Purchaser has relied on the results of its own independent investigation, the representations and warranties of the Company and the Seller expressly and specifically set forth in this Agreement, including the Disclosure Schedules (and updated Disclosure Schedules) hereto and the absence of actual fraud by the Seller and the Company. Absent circumstances constituting actual fraud, such representations and warranties by the Company and the Seller constitute the sole and exclusive representations and warranties of or regarding the Seller, the Company and its Subsidiaries to the Purchaser in connection with the transactions contemplated hereby, and the Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including, except as expressly included in the representations and warranties by the Company and the Seller in this Agreement, any relating to the financial condition, results of operations, assets or liabilities of the Company or its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets) are specifically disclaimed by the Seller, the Company and its Subsidiaries. The Seller, the Company and its Subsidiaries do not make or provide, and the Purchaser hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, as for a particular purpose, or condition of the Company’s and its Subsidiaries’ assets or any part thereto. In furtherance of the foregoing, the Purchaser agrees that, except to the extent incorporated in or reflected in, or arising out of a breach of, the representations and warranties of the Company and the Seller set forth in this Agreement or incorporated in or reflected in the Disclosure Schedules, and other than in respect of circumstances constituting actual fraud, none of the Seller (or any of its members) or its Affiliates or representatives (or any of their directors, officers, employees, members, managers, partners or agents) will have any liability to the Purchaser or its Affiliates resulting from the distribution to the Purchaser, or the Purchaser’s use of, any information, document or material made available to the Purchaser or its Affiliates or their respective, counsel, accountants, consultants, advisors, agents or other representatives in that certain Management Presentation dated July 2013 which was used in connection with meetings between the Purchaser and the Company, in the Company’s “Reef Cup” electronic data room located at www.rrdvenue.com, in any management interviews conducted by the Purchaser or in any other form to the extent made available in connection with the transactions contemplated by this Agreement.

8.08 Seller Release; No Right of Contribution. As of the Closing Date, each of the Seller and each Member, on its own behalf and on behalf of its Affiliates (each, a “Releasing Person”) hereby releases and forever discharges the Company, its Subsidiaries, and each of their respective current and former officers, directors, managers, employees, agents, representatives and the successors and assigns of each of the foregoing (in each case, solely in their capacities as such) (each, a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to the Closing Date in respect of matters relating to the Company or its Subsidiaries; provided that the parties acknowledge and agree that this Section 8.08 does not apply to and shall not constitute a release of any rights or obligations (a) arising under this Agreement, the agreements contemplated hereby and the transactions contemplated hereby and thereby, (b) in the case of individuals, in respect of wages, base salary, other compensation or benefits that remain unpaid or in respect of reimbursement of out-of-pocket expenses in compliance with the Company’s or any of its Subsidiaries’ expense reimbursement policy, or pursuant to any employment, severance or similar agreement between any individual and the Company or any of its pre-Closing Affiliates,

(c) that cannot be waived by applicable Law or (d) in respect of any obligation under the Company’s or its Subsidiaries organizational documents to indemnify any individual who is or was a director, officer or manager of the Company or one of its Subsidiaries in accordance with the terms thereof. Further, each of the Seller and each Member hereby waives, and acknowledges and agrees that the Seller or such Member shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company or any of its Subsidiaries in connection with any indemnification obligation or any other liability to which the Seller or such Member may become subject under this Agreement.

ARTICLE 9

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser, if there has been a material violation or breach by the Seller, the Company or any Member of any covenant, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Purchaser to consummate the Closing and such violation or breach has not been waived by the Purchaser and, if capable of being cured, shall not have been cured by the Seller, the Company or such Member, as applicable, prior to the earlier of (x) ten (10) Business Days after receipt by the Seller of written notice thereof from the Purchaser and (y) the End Date; provided that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to the Purchaser at any time that the Purchaser has violated, or is in breach of, any covenant, representation or warranty hereunder, if such breach or violation has prevented satisfaction by the Company, the Seller or any Member of any condition to the obligations of the Purchaser to consummate the Closing hereunder;

(c) by the Seller, if there has been a material violation or breach by the Purchaser of any covenant, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Seller and the Company to consummate the Closing and such violation or breach has not been waived by the Seller and the Company and, if capable of being cured, shall not have been cured by the Purchaser prior to the earlier of (x) ten (10) Business Days after receipt by the Purchaser of written notice thereof from the Seller and (y) the End Date (provided that the failure to deliver the payments required under Section 1.04 at the Closing as required hereunder shall not be subject to cure hereunder); provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to the Seller at any time that the Seller or the Company has violated, or is in breach of, any covenant, representation or warranty hereunder, if such breach or violation has prevented satisfaction by the Purchaser of any condition to the obligations of the Seller and the Company to consummate the Closing hereunder;

(d) by the Purchaser, if the transactions contemplated by this Agreement have not been consummated on or before November 1, 2013 (as such date may be extended pursuant to Section 12.17, the “End Date”); provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.01(d) if the Purchaser’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby by such date;

(e) by the Purchaser at any time prior to the Financing Expiration Time if and only if (i) the Purchaser has not obtained the Financing and has delivered written notice to the Seller confirming the foregoing and (ii) in connection with and as a condition to the effectiveness of such termination, the Purchaser has paid to the Seller an amount equal to $62,500,000 by wire transfer of immediately available funds to an account designated by the Seller; provided that the provisions of this Section 9.01(e) shall not be available to the Purchaser if the Purchaser’s breach of this Agreement, including Section 7.07, has prevented or will prevent the Purchaser’s receipt of the Financing;

(f) by the Seller, if the transactions contemplated by this Agreement have not been consummated on or before the End Date; provided that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 9.01(f) if the Seller’s, any Member’s or the Company’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby by such date.

9.02 Effect of Termination. In the event of any valid termination of this Agreement by the Purchaser or the Seller as provided in Section 9.01, (i) this Agreement shall forthwith become void and of no further force or effect (except that this Section 9.02, Section 6.05, Section 10.03(e), Section 10.04, Section 10.06 and Article 12 shall survive the termination of this Agreement and shall be enforceable by the parties hereto); provided that no termination of this Agreement shall release, or be construed as releasing, any party from any liability to any other party for a willful and knowing breach which may have arisen under this Agreement prior to termination.

ARTICLE 10

ADDITIONAL COVENANTS

10.01 Tax Matters. The provisions of this Section 10.01 shall govern the allocation of responsibility as between the Purchaser, the Company and its Subsidiaries, on the one hand, and the Seller, on the other hand, for certain Tax matters following the Closing:

(a) Responsibility for Filing Tax Returns. The Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns for the Company and its Subsidiaries that have not yet been filed as of the Closing Date and any Tax Returns, including amended Tax Returns, necessary to claim any Tax refunds pursuant to Section 10.01(i) hereof. The Purchaser shall timely pay or cause to be timely paid any amount shown as due on such Tax Returns. All such Tax Returns that are with respect to Pre-Closing Tax Periods shall be prepared by Blum Shapiro (other than non-income Tax Returns customarily prepared by the Company and its Subsidiaries) and reviewed and filed by an authorized officer of the Company and any costs payable to Blum Shapiro with respect to such Pre-Closing Tax Periods shall borne equally by the

Purchaser and the Seller, Unless otherwise required by Law, all such Tax Returns that are with respect to Pre-Closing Tax Periods shall be prepared in a manner that is consistent with the past custom and practice of the Company and its Subsidiaries, and, to the extent deductible for Tax purposes, all Transaction Tax Deductions shall be claimed on such Tax Returns. For the avoidance of doubt, the parties agree that 70% of any success-based fees (including the fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital) are deductible for U.S. federal income tax purposes pursuant to Revenue Procedure 2011-29, 2011-18 IRB and shall be claimed as Transaction Tax Deductions on the Pre-Closing Tax Period Tax Returns. The Purchaser shall not elect, or permit the Company or its Subsidiaries to elect, to waive any carryback of any net operating loss, capital loss or credit on any Tax Return of the Company or any Subsidiary filed in respect of a Pre-Closing Tax Period. As soon as reasonably practicable,but in any event at least 15 days prior to the date on which each such Tax Return for a Pre-Closing Tax Period is due, to the extent the Seller (or any direct or indirect owner of the Seller) could be liable or responsible for any Taxes on such Tax Return including pursuant to this Agreement or to the extent any amounts shown on such Tax Returns would be owed to Seller pursuant to Section 10.01(i) hereof including pursuant to the filing of any amended return with respect to a Pre-Closing Tax Period, the Purchaser shall submit such Tax Return (and all relevant work papers and other items required to understand such Tax Return or other items as reasonably requested by the Seller) to the Seller for the Seller’s review, comment and consent (not to be unreasonably withheld, conditioned or delayed) and shall make changes to such Tax Returns as are reasonably requested by the Seller. With respect to any Tax Returns filed with respect to any Pre-Closing Tax Periods, the Seller shall be responsible for the Pre-Closing Taxes due in respect of such Tax Returns (determined without regard to any deductions attributable to the Breakage Costs or the Financing and Redemption Costs deductible in Pre-Closing Tax Periods). The Purchaser shall notify the Seller of any amounts due from the Seller in respect of any such Tax Return no later than ten Business Days prior to the date on which such Tax Return is due, and the Seller shall remit such payment to the Purchaser no later than five Business Days prior to the date such Tax Return is due, provided that failure to so notify the Seller shall not relieve the Seller of its, his or her obligations hereunder except to the extent such failure shall have materially prejudiced the Seller. For the avoidance of doubt, any amounts paid to the Purchaser by the Seller pursuant to this Section 10.01(a) shall be treated as a payment made under Section 8.02(v) and subject to the Cap.

(b) Books and Records; Cooperation. The Purchaser and the Seller shall (i) provide the other party with such assistance as may be reasonably requested in connection with the preparation or review of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Company or any of its Subsidiaries, and including by executing any powers of attorneys, and (ii) retain and provide the other party with reasonable access to all records or information that may be relevant to such Tax Return, audit, examination or proceeding and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided.

(c) Transfer Taxes. The Seller, on the one hand, and the Purchaser, on the other hand, shall each pay 50% of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated in this Agreement (collectively, “Transfer Taxes”), and the Seller and the Purchaser shall jointly file all required change of ownership and similar statements. The Seller agrees to cooperate with the Purchaser in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(d) Intermediary Transaction Tax Shelter. The Purchaser shall not take any action with respect to the Company and its Subsidiaries that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

(e) Amendment of Tax Returns. Without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed) unless otherwise required by applicable Law, the Purchaser will not (i) amend or permit the Company or any of its Subsidiaries to amend any Tax Return relating to a Pre-Closing Tax Period, (ii) initiate discussions or examinations with taxing authorities regarding Taxes with respect to a Pre-Closing Tax Period, or (iii) extend or waive any statute of limitations with respect to Taxes, in the case of (i) and (ii), to the extent such action could result in the Seller (or its direct or indirect owners) being liable for any additional Taxes or Losses, including pursuant to this Agreement.

(f) No Section 338 Election. The Purchaser shall not make any election under Code Section 338 (or any similar provision under state, local, or foreign Law) with respect to the acquisition of the Company and its Subsidiaries.

(g) Straddle Period Allocation. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period, the amount of any Taxes based on or measured by income, payroll or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(h) Tax Year. The parties intend that the transactions contemplated hereby are structured in a manner that causes the Tax year of the Company and its U.S. Subsidiaries to end as of the Closing Date for federal income tax purposes and state income tax purposes, if applicable (and the Purchaser shall take any and all actions reasonably necessary and permitted by applicable Law to effectuate this result, including by including the Company in its affiliated group for federal income tax purposes and state income tax purposes, if applicable).

(i) Transaction Tax Refunds.

(i) Transaction Tax Deductions (including success fees but excluding, for the avoidance of doubt, the Breakage Costs and the Financing and Redemption Costs) shall be for the benefit of the Seller (subject to the terms of Section 10.01(i)(ii)). The “Transaction Tax Refunds” shall be for the benefit of the Seller and shall be the refunds of Taxes and any interest received thereon to which the Purchaser, the Company or its Subsidiaries become entitled that relate to Pre-Closing Tax Periods, including estimated Tax periods that are attributable to the Transaction Tax Deductions. A refund shall be attributable to a Transaction Tax Deduction to the extent of any refunds generated by the lesser of the Transaction Tax Deductions and the net operating loss carryback from the final Tax period ending on the Closing Date, which net operating loss shall be calculated, for the avoidance of doubt, by taking into account the Transaction Tax Deductions. The Purchaser shall pay, or cause to be paid, over to the Seller or its designee any such refund within 20 days after receipt or entitlement thereto net of any reasonable costs incurred in obtaining such refunds, any Taxes imposed on the Purchaser, the Company or any of its Subsidiaries upon receipt of such refunds and any Taxes required by Law to be withheld on the payment of amounts pursuant to this Section 10.01(i). If there is a subsequent reduction by a taxing authority (or by virtue of a change in applicable Tax Law), of any amounts with respect to which a payment has been made to the Seller by the Purchaser pursuant to this Section 10.01(i), then the Seller shall pay the Purchaser an amount equal to such reduction; provided that such amount shall not exceed the cash actually received by the Seller pursuant to this Section 10.01(i). The Purchaser shall claim the refunds payable to the Seller pursuant to this Section 10.01(i) as soon as reasonably practicable, but no later than March 31, 2014, including carrying back any net operating loss or deduction in order to claim Tax refunds of Taxes paid in Pre-Closing Tax Periods. The Purchaser, the Company and its Subsidiaries shall, to the greatest extent possible under applicable law, request, including through the filing of Tax refund claims, that all Transaction Tax Deductions be applied to generate cash refunds of Pre-Closing Taxes and will not request or seek to have any related cash Tax refunds be applied as a credit in lieu of a cash Tax refund (which credit could be used to offset Tax liabilities for periods following the Closing).

(ii) Notwithstanding anything in Section 10.01(i)(i) to the contrary, the Seller shall be entitled to 100% of the amount of any refunds to which the Seller is entitled pursuant to Section 10.01(i)(i) above until the amount of such refunds, when added to the Aggregate Amount, equals or exceeds the Aggregate Amount Threshold, taking into account the components of the final Purchase Price as determined pursuant to Section 1.05. At such time as the amount of any refunds to which the Seller is entitled pursuant to Section 10.01(i)(i) above, when added to the Aggregate Amount, equals or exceeds the Aggregate Amount Threshold, the Seller shall thereafter be entitled to only 50% of the amount of any refunds (it being understood that the Purchaser shall be entitled to retain the other 50% of such refunds; it being further understood that, in the event that the Aggregate Amount exceeds the Aggregate Threshold Amount prior to the inclusion of the amount of any such refunds, then, notwithstanding anything in Section 10.01(i)(i) to the contrary, the Purchaser and the Seller shall each be entitled to 50% of all such refunds).

(j) Breakage Costs. To the extent the redemption of the outstanding Holdco Notes and Opco Notes occurs after the Closing (which shall include a redemption that occurs on the portion of the Closing Date that is after the Closing), the Purchaser and Seller acknowledge and agree that the Breakage Costs shall be reported as occurring at the beginning of the day following the Closing Date to the extent permitted under Treasury Regulation §1.1502-76(b)(1)(ii)(B).

10.02 Commercially Reasonable Efforts. Subject to the terms of this Agreement (including the limitations set forth in this Section 10.02), each of the Purchaser, the Company and the Seller shall use its commercially reasonable efforts to cause the conditions to the other parties’ obligations to consummate the Closing to be satisfied and for the Closing to occur as promptly as practicable, and no party shall take any action designed to prevent, impede or delay the Closing. Without limiting the generality of the foregoing or the provisions of Section 7.06, for purposes of this Section 10.02 and Section 7.06, each of the Purchaser, the Seller and the Company shall not, and shall not permit any of its Affiliates to, take any action that is reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement.

10.03 Redemption.

(a) On the date hereof the Seller and the Company shall cause Holdco and Opco to deliver notices to the trustee under the Indentures with respect to the redemption of the outstanding Holdco Notes and Opco Notes on a date selected by the Purchaser, in each case, in the form agreed to by the Purchaser, the Seller and the Company and accompanied by such certificates and documents (other than legal opinions) as are required under the Indentures to accompany such notices (the “Redemption Documents”), which shall specify that the redemption is expressly conditioned upon the occurrence of the Closing. The redemption prices for the Notes shall be determined in accordance with the relevant Indenture. If the conditions to redemption specified in the notices of redemption have not been satisfied as of the redemption date, unless this Agreement has been terminated in accordance with its terms, the Seller shall provide notice to the holders of the Notes that the condition to redemption has not been satisfied and, at the direction of the Purchaser, extend the redemption date in accordance with the terms of the applicable Indenture or withdraw the redemption notice. If the conditions thereto have been satisfied on or before the redemption date, the Purchaser shall deposit the redemption price for all of the Notes with the Trustee in accordance with the terms of the Indentures. If all of the Notes are not redeemed on the Closing Date, on the Closing Date the Purchaser shall deposit with the Trustee on behalf of the Seller funds sufficient to satisfy and discharge the Notes in accordance with Section 8.8 of the Indentures.

(b) Any Redemption Documents (including all amendments or supplements thereto) and all mailings to the holders of the Notes in connection with any redemption shall be subject to the prior review of, and comment (which review and comment shall be made as promptly as reasonably practical) by, the Seller and the Purchaser and shall be reasonably acceptable in form and substance to each of them. The Seller shall comply with any applicable Law in connection with the redemption and, to the extent that the provisions of the Indentures, the Notes or of any applicable Law conflict with this Section 10.03, the Seller shall comply with the Indentures, the Notes and applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(c) Notwithstanding anything to the contrary herein, the inability to redeem or satisfy and discharge any of the Notes on the Closing Date shall not in and of itself be deemed to be a breach by the Seller under this Agreement or otherwise delay the Closing; provided that nothing in this Section 10.03 shall relieve the Seller, the Company or any Member for any liability in respect of any breach of any representation, warranty or covenant in this Agreement.

(d) The Purchaser shall promptly, upon written request made by the Company not later than three (3) Business Days prior to the Closing Date, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 10.03. Without duplication of any amounts reimbursed by the Purchaser pursuant to the immediately foregoing sentence, the Purchaser shall indemnify and hold harmless the Company, each of its Affiliates and each of their respective officers, advisors and representatives from and against any and all Losses suffered or incurred by any of them of any type in connection with any transaction contemplated by this Section 10.03, including the redemption and the provision of information utilized in connection therewith, including any Breakage Costs, to the fullest extent permitted by applicable Law. The indemnification obligation contained in the preceding sentence shall not, in any way, impact the ability of the Purchaser to bring a claim for breach of any representation, warranty or other obligation in respect of this Agreement which the Purchaser is entitled to bring hereunder.

10.04 Confidentiality. The Purchaser acknowledges that it remains bound by the confidentiality agreement, dated July 16, 2013 by and between the Purchaser and the Seller (the “Confidentiality Agreement”). Additionally, the Confidentiality Agreement shall survive any termination of this Agreement for a period of 12 months (provided that paragraph 12 of the Confidentiality Agreement shall survive any termination of this Agreement for a period of 24 months) following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term shall be automatically amended to be extended until the end of such 12- or 24-month period, as applicable). The parties agree that the Confidentiality Agreement shall be automatically terminated and of no further force and effect upon the Closing.

10.05 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

10.06 Provision Respecting Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Kirkland & Ellis LLP may serve as counsel to the Seller and each of the Seller’s members and their respective Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to occur at or prior to Closing, and that, following consummation of such transactions, Kirkland & Ellis LLP (or any successor) may serve as counsel to the Seller Group or any director, member, partner, officer, employee or

Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such prior representation of the Company and its Subsidiaries, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to and waive any conflict of interest arising from such representation; provided that the parties hereto acknowledge and agree that Kirkland & Ellis LLP shall be required to (and it is a condition to the foregoing waiver that they do) continue to comply with their professional and ethical duties to the Company and its Subsidiaries (including without limitation the duties of loyalty and confidentiality) with respect to all matters in which Kirkland & Ellis LLP represented or represents the Company and/or its Subsidiaries other than in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to occur at or prior to Closing, and, with respect to all files, emails and confidential or privileged information of the Company and its Subsidiaries related to all matters in which Kirkland & Ellis LLP represented or represents the Company and/or its Subsidiaries other than in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to occur at or prior to Closing, Kirkland & Ellis LLP shall, in any such circumstance, establish protocols and procedures as necessary to protect such files, emails and confidential or privileged information of the Company and its Subsidiaries. The Purchaser further agrees, on its own behalf and on behalf of its affiliates, including the Company and its Subsidiaries following the Closing, that in the event Seller assumes the defense of a third party claim brought against the Company or one of its Subsidiaries in accordance with Article 8 herein, notwithstanding that Kirkland & Ellis LLP may be representing the Company and its Subsidiaries in connection with such third party claim, Purchaser waives any claim of conflict of interest with respect to Kirkland & Ellis LLP’s representation of the Seller Group in connection with any dispute between Purchaser and Seller under this Agreement or related to the transactions contemplated hereby, other than any dispute related to the third party claim itself, so long as, in addition to satisfying the requirements set forth in Section 8.05, (i) such third party claim (A) involves only a claim in tort or contract, and (B) does not purport to seek (or potentially give rise to) (1) any injunctive relief or (2) any non-monetary relief or penalty (other than such relief or penalty that is routinely pled in similar proceedings, would not reasonably be expected to be granted and, if granted, would not have any significant negative effect on the Company and/or its Subsidiaries), and (ii) the Company and/or its Subsidiaries are fully indemnified by the Seller Group for such third party claim and the Company and/or its Subsidiaries do not retain any potential liability for such claim; provided that the Purchaser does not waive any claim against Kirkland & Ellis LLP for breach of its duty of loyalty, confidentiality or other professional or ethical duties to the Company or any of its Subsidiaries. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between the Company and its Subsidiaries and the Seller Group, on the one hand, and Kirkland & Ellis LLP, on the other hand, made for the purpose of the negotiation, preparation, execution, delivery of, and, during the period between signing and Closing, performance under, this Agreement (and certificates and schedules hereto), to the extent such communications were intended to be privileged and such privilege was not waived are privileged communications between the Company, its Subsidiaries and the Seller Group and Kirkland & Ellis LLP (collectively, the “Privileged Communications”) and thereby property of the Seller Group, and from and after the Closing none of the Company, its Subsidiaries, or any

Person purporting to act on behalf of or through the Company or its Subsidiaries, will seek a waiver of the attorney-client privilege in order to obtain such communications; it being understood that to the extent the Company and/or its Subsidiaries would otherwise have been entitled to seek such communications if they had not been part of the Seller Group prior to Closing (i.e., other than by claiming to be party to a privilege), the Company and its Subsidiaries would be entitled to seek such files in litigation; provided that it is understood that communications, status updates and advice prior to the Closing with the Company or its Subsidiaries regarding legal matters involving the Company or its Subsidiaries not made for the purpose of the negotiation, preparation, execution, delivery of, and, during the period between signing and Closing, performance under, this Agreement (and certificates and schedules hereto) shall remain the property of the Company and its Subsidiaries, as applicable, from and after Closing. In furtherance of Section 6.08, Seller agrees that (i) any files, communications and/or information relating to Kirkland & Ellis LLP’s representation of the Company and/or its Subsidiaries to the extent not made for the purpose of negotiation, preparation, execution, delivery of, and, during the period between signing and Closing, performance under, this Agreement (including all other matters in which Kirkland & Ellis LLP represented the Company and/or its Subsidiaries independent of this Agreement) shall constitute Confidential Information (subject to the exceptions to such definition) and shall remain the property of the Company and/or its Subsidiaries, and any privilege attaching thereto shall belong exclusively to the Company and/or its Subsidiaries, and (ii) only the Company and its Subsidiaries shall be permitted to allow Kirkland & Ellis LLP to share such Confidential Information with any member of the Seller Group or other employees or agents of Kirkland & Ellis LLP except, in the case of any other employees or agents of Kirkland & Ellis LLP, to the extent they are exclusively representing the Company and/or its Subsidiaries and need to know such Confidential Information for the purposes of representing the Company and/or its Subsidiaries.

10.07 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or general communication related to this Agreement or the transactions contemplated herein to the employees, customers or suppliers of the Company and its Subsidiaries, shall be issued or made by any party hereto without the joint approval of the Purchaser and the Seller, unless required by Law or the applicable rules of any stock exchange on which the Company, any of its Subsidiaries or the Purchaser (or its Affiliates) lists securities, the Holdco Indenture or the Opco Indenture (in the reasonable opinion of counsel), in which case the Purchaser and the Seller shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication. Nothing herein shall prevent the Company from notifying its and its Subsidiaries’ employees, customers or suppliers of the transactions contemplated herein prior to the Closing as is necessary or desirable to facilitate the consummation of such transactions. For the avoidance of doubt, the Parties acknowledge and agree that, following the Closing, Madison Dearborn Partners, LLC (“MDP”) and its Affiliates (except for the Company and its Subsidiaries) may use any publicly disclosed information in connection with the transactions contemplated by this Agreement, including without limitation to provide general information about the subject matter of this Agreement in connection with MDP’s or its Affiliates’ normal fund raising, marketing, informational or reporting activities.

10.08 Obsolete Locations. Following the Closing, to the extent that (a) the Company and its Subsidiaries shall cease to have any liabilities or obligations under a lease in place as of the Closing Date in respect of an Obsolete Location and (b) the total amount the Company and its Subsidiaries paid pursuant to or in respect of such lease following the Closing Date is less than the amount that was included in respect of such lease in the determination of Final Indebtedness hereunder, then the Purchaser shall promptly pay to the Seller an amount equal to the difference between (x) the amount that was included in respect of such lease in the determination of Final Indebtedness hereunder and (y) the total amount the Company and its Subsidiaries paid pursuant to or in respect of such lease following the Closing Date.

ARTICLE 11

DEFINITIONS

11.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“2013 Earnout EBITDA” shall be calculated as set forth on the 2013 Earnout EBITDA Schedule, plus, to the extent not already set forth on the 2013 Earnout EBITDA Schedule, any non-recurring one-time expenses, in the case of each of such expenses, to the extent such expenses were included in consolidated net income and less any non-recurring one-time gains, in the case of each of such gains, to the extent such gains were included in consolidated net income. For the avoidance of doubt, the parties agree that 2013 Earnout EBITDA shall be calculated excluding the effects of the transactions contemplated by this Agreement, including without limitation the transaction costs and expenses associated with the consummation of the transactions contemplated hereby. For the further avoidance of doubt, the parties agree this definition shall only apply in connection with the calculation of the 2013 Earnout Payment pursuant to Section 1.07.

“Additional Earnout EBITDA” means, with respect to any applicable time period, the net income of Holdco and its Subsidiaries on a consolidated basis determined in accordance with GAAP, consistently applied, plus (a) an amount which, in the determination of net income for such period, has been deducted for (i) interest expense, (ii) income Taxes, and (iii) depreciation and amortization expenses, in each case, as calculated in accordance with GAAP, consistently applied and (b) any expenses recognized by the Company or any of its Subsidiaries relating to payments made by the Seller of any Additional Earnout Payments received by the Seller. Notwithstanding anything to the contrary contained herein, Additional Earnout EBITDA shall exclude the effects of the following items and be adjusted accordingly: (A) any gain, loss, income or expense (in the year of the change as well as future years) resulting from (1) a change in the Company’s or any of its Subsidiaries’ accounting methods, principles or practices in place as of the Closing Date or (2) changes in GAAP, or (3) any allocation to Holdco or any of its Subsidiaries of any expenses, costs, corporate overhead, charges or other items incurred by the Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) or any expenses, costs, charges or other items incurred by Holdco or any of its Subsidiaries to the extent for or on behalf of the Purchaser or any of its Affiliates (other than the Company or its Subsidiaries) (including use of technology systems of the Purchaser and its Affiliates, implementation of the Purchaser’s benefits plans and SEC reporting), provided that in the case of subsection (3) above, such amounts or allocations shall be excluded only to the extent that they are in excess of amounts directly attributable to operating the business of the Company and its Subsidiaries in the ordinary course of business as reasonably determined by the Purchaser or are on terms less favorable to Holdco and its Subsidiaries than could reasonably be obtained on an arm’s length basis with a third party; and (B) extraordinary losses and extraordinary gains (in each case, as determined under GAAP under Accounting Standards Codification section 225-20). For the further avoidance of doubt, the parties agree this definition shall only apply in connection with the calculation of the Additional Earnout Payment pursuant to Section 1.08.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax) of which the Company or any of its Subsidiaries is or has been a member.

“Breakage Costs” means any prepayment premiums or penalties or breakage fees incurred by the Company or any of its Subsidiaries with respect to the redemption of the Company’s and its Subsidiaries’ Holdco Notes and Opco Notes, including redemption premiums with respect thereto, in each case in connection with the transactions contemplated by this Agreement and as set forth on the Breakage Costs Schedule attached hereto.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Cash” means, with respect to the Company and its Subsidiaries, as of immediately prior to the Closing, all cash, cash equivalents and marketable securities held by the Company or any of its Subsidiaries at such time, determined on a consolidated basis in accordance with GAAP, excluding Drawer Cash. For avoidance of doubt, Cash shall (1) be calculated net of issued but uncleared checks and drafts and (2) include checks and drafts deposited for the account of the Company and its Subsidiaries but not yet reflected as available proceeds in the Company’s or its Subsidiaries’ account.

“Code” means the Internal Revenue Code of 1986, as amended.

“commercially reasonable efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided that a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take any action that would result in a material adverse change in the benefits to such Person of this Agreement or the transactions contemplated hereby, to make any material change to its business, to incur any material fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses, fees and expenses that the other party (either the Purchaser or the Seller, as applicable) to this Agreement agrees to reimburse and fees and expenses of accounting, legal, financial and similar advisors and consultants), to commence any litigation or to incur any other material burden.

“Drawer Cash” shall mean an amount equal to $550,000.

“Environment” means or concerns any of the following media: (a) land, including surface land, sub-surface strata, sea bed and river bed under water; (b) water, surface waters, ground waters, drinking water supplies, and surface and sub-surface strata; and (c) ambient air.

“Environmental Requirements” means all applicable Laws concerning pollution or protection of human health and safety (as it relates to exposure to Hazardous Materials), the environment or natural resources as enacted prior to and in effect as of the Closing Date, including all such Laws relating to the emission, discharge, release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or waste, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq. the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S. C.§ 651 et seq.) (as it relates to exposure to Hazardous Materials) as each has been amended and the regulations promulgated pursuant thereto.

“Financing and Redemption Costs” means any fees and expenses incurred by the Company and its Subsidiaries (other than Breakage Costs) that are reimbursed to the Company and its Subsidiaries by the Purchaser pursuant to Sections 6.05 and 10.03.

“Foreign Plan” means an employee benefit plan that is maintained for the benefit of employees of the Company or any of its Subsidiaries located outside the United States.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the periods presented.

“Governmental Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitral tribunal or any other public authority, whether foreign, federal, state or local.

“Hazardous Material” means any pollutant, contaminant, chemical, material, substance, waste or constituent (including crude oil or any other petroleum product, asbestos, radon and toxic mold) addressed by or subject to regulation under any Environmental Law.

“Holdco” means YCC Holdings LLC, a Delaware limited liability company.

“Holdco Indenture” means the Indenture, dated February 9, 2011, by and among Holdco and Yankee Finance, Inc., as co-issuers, and HSBC Bank USA, National Association (as amended and supplemented from time to time).

“Holdco Notes” mean the 10.25%/11.00% Senior Notes due 2016 of Holdco and Yankee Finance, Inc.

“Indebtedness” means, as of any particular time and without duplication, the unpaid principal amount of, and accrued interest on, (i) all indebtedness for borrowed money of the Company and its Subsidiaries, (ii) any indebtedness of the Company and its Subsidiaries evidenced by any note, bond, debenture or other debt security (including, for the avoidance of doubt, the Notes), (iii) any indebtedness for the deferred purchase price of property or services with respect to which the Company or any of its Subsidiaries is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any indebtedness guaranteed in any manner by the Company and its Subsidiaries, (v) all obligations of the Company and its Subsidiaries under leases that have been recorded by the Company and its Subsidiaries as capital leases, (vi) swap or hedging agreements or arrangements, (vii) any liabilities or obligations secured by a Lien (other than Permitted Liens) on the Company’s or any Subsidiary’s assets, (viii) any cash or book overdrafts, (ix) any unsatisfied liabilities of the Company or any of its Subsidiaries for “withdrawal liability” to a “multiemployer plan,” as such terms are defined under ERISA, (x) any commitment by which the Company or any Subsidiary assures a creditor against loss (including actual or contingent reimbursement obligations with respect to letters of credit), to the extent drawn, (xi) any accrued interest, prepayment premiums, penalties or other similar charges on any of the foregoing, (xii) the aggregate amount of any remaining lease payments in respect of the Obsolete Locations and (xiii) any amounts payable as of the Closing by the Company and its Subsidiaries in respect of the unfunded portion of the non-qualified deferred compensation plans set forth on the Deferred Compensation Schedule; but excluding, in each of (i) through (xiii) above, all intercompany indebtedness among the Company and its Subsidiaries. Notwithstanding the foregoing, Indebtedness does not include any Breakage Costs.

“Indentures” means, collectively, the Holdco Indenture and the Opco Indenture.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets, and other confidential information (including ideas, formulas, compositions, inventions, whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information; and (vi) computer software, data, data bases and documentation thereof.

“Law” means any law, rule, regulation, judgment, injunction, order, decree or other binding action or requirement of a Governmental Authority.

“Liens” means liens, mortgages, pledges, security interests, charges and encumbrances.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is materially adverse to the financial condition, liabilities, assets, business, operations, or results of operations of the Company and its Subsidiaries taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; (ii) conditions affecting the industry in which the Company and its Subsidiaries participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Company and its Subsidiaries operate if and to the extent not affecting the Company or its Subsidiaries in a disproportionate manner relative to their competitors; (iii) the taking of any action, or failing to take any action, at the request of the Purchaser, to the extent such action or omission was not otherwise required pursuant to the terms of this Agreement, or the taking of any action by the Purchaser to the extent not required by the terms of this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) actions required to be taken under applicable Laws; (vi) any change in GAAP or other accounting requirements or principles; (vii) any change in the cost or availability or other terms of any financing to be obtained by the Purchaser and (viii) any failure by the Company and its Subsidiaries to meet financial forecasts or estimates (in and of itself and not with regard to the events underlying such failure); or (ix) national or international political or social conditions, including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America to the extent not adversely affecting the Company and its Subsidiaries in a manner disproportionate to other companies within the same industry as the Company and its Subsidiaries.

“Material Real Property Lease” means each of:

(a) Lease Agreement, dated May 13, 2011, between YCC06 South Hadley MA LLC and The Yankee Candle Company, Inc., as amended by that certain (i) First Amendment to Lease Agreement, dated February 13, 2012, and (ii) letter, dated September 10, 2012, for premises commonly known as 75 Canal Street, South Hadley, Massachusetts;

(b) Commercial Lease, dated January 1, 2010, between Robert T. Bartlett, Jr. and Joan E. Bartlett, and The Yankee Candle Company, Inc., as amended by that certain First Amendment to Lease, dated February 3, 2011, for premises commonly known as 14 Industrial Drive, South Deerfield, Massachusetts;

(c) Lease (Distribution Facility), dated July 10, 2000, between O’Connell Development Group Inc. and Steven C. Upton and The Yankee Candle Company, Inc., as amended by that certain First Amendment to Lease (Distribution Lease), dated November 2, 2000, for premises commonly known as 27 Yankee Candle Way, South Deerfield, Massachusetts;

(d) Lease (Office Building), dated July 10, 2000, between O’Connell Development Group Inc. an Steven C. Upton, and The Yankee Candle Company, Inc., as amended by that certain Agreement Regarding Term Commencement, dated June 28, 2001, for premises commonly known as 16 Yankee Candle Way, South Deerfield, Massachusetts; and

(e) Lease Agreement, dated June 17, 2004, between Maple & Main Redevelopment, LLC and The Yankee Candle Company, Inc., for premises commonly known as 2200 Richmond Road, Williamsburg, Virginia;

in each case, together with all subleases, amendments, extensions, renewals, guaranties, licenses, concessions and other agreements with respect to the real property related thereto.

“Net Working Capital” means (i) all current assets (excluding Cash and income Tax assets) of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date minus (ii) all current liabilities (excluding (A) Indebtedness and Breakage Costs, (B) Transaction Expenses and (C) income Tax liabilities) of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date, in each case determined on a consolidated basis in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the 2012 Balance Sheet, and not including any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby or prior transactions.

“Notes” means, collectively, the Holdco Notes and the Opco Notes.

“Offsite Facility” means any real property which is not presently, and never has been, owned, leased, used or occupied by the Company or its Subsidiaries.

“Opco” means The Yankee Candle Company, Inc., a Massachusetts corporation.

“Opco Indenture” means the Indenture, dated February 6, 2007, by and among Opco, as issuer, Yankee Holding Corp., as parent guarantor, and HSBC Bank, USA, National Association (as amended and supplemented from time to time).

“Opco Notes” mean the 9 3/4% Senior Subordinated Notes due 2017 of The Yankee Candle Company, Inc.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary used in the business.

“Paying Agent” means Wells Fargo Bank, National Association, as paying agent to the Seller.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings, none of which are material; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Real Property which do not impair in any material respect the current use and operation of the Real Property or the operation of the business of the Company and its Subsidiaries; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not impair in any material respect the occupancy or use of the Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ business; (v) public roads and highways; (vi) matters disclosed by the ALTA survey of each parcel of Owned Real Property; (vii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) purchase money liens and liens securing rental payments under capital lease arrangements; (ix) contractual and statutory liens of landlords and (x) non-exclusive licenses for Intellectual Property granted in the ordinary course of business.

“Person” means an individual, a sole proprietorship, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or any Governmental Authority.

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pro Rata Share” means, in respect of each Member (or applicable group of Members), the amount set forth with respect to such Member under the column “Pro Rata Share” on the Schedule of Members.

“Purchaser Parties” means the Purchaser, any Affiliate of the Purchaser and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the Environment.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (other than a corporation) of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity (other than a corporation) if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member or general partner of such partnership, limited liability company, association or other business entity.

“Target Net Working Capital” means the amount set forth on the Target Net Working Capital Schedule, which represents the Company’s trailing 12-month average Net Working Capital balance as of July 31, 2013 determined as set forth on the Target Net Working Capital Schedule.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, real property, personal property, capital stock, social security, unemployment, payroll, employee or other withholding, or other tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, claim for refund, information return or other document (including schedules or any related or supporting information) required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Transaction Expenses” means all (i) fees and expenses of the Company and its Subsidiaries incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, (ii) transaction bonuses or similar payments that are due to any employee, officer or director, or any third-party, directly or indirectly as a result of and in connection with the consummation of the transactions contemplated hereby pursuant to any agreement entered into by, or other arrangement with, the Company or any Subsidiary thereof prior to the Closing and (iii) third-party expenses incurred by the Company and its Subsidiaries in connection with the matters set forth on the Extraordinary Transactions Schedule. For the avoidance of doubt, Transaction Expenses (a) shall include 50% of the amount of any fees and expenses paid. reimbursed or owed by, the Company of Milbank, Tweed, Hadley & McCoy LLP incurred in connection with its representation of the Company’s management and (b) shall, without limitation, include those fees and expenses set forth on the Transaction Expenses Schedule which shall be delivered by the Company to the Purchaser not less than three (3) Business Days prior to the Closing Date.

“Transaction Tax Deductions” means (A) any transaction bonuses, change in control payments, severance payments, retention payments or similar payments made by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (B) the fees, expenses and interest incurred by the Company or any of its Subsidiaries with respect to the payment of Indebtedness (including, for the avoidance of doubt, amounts treated as interest for U.S. federal income tax purposes or any unamortized deferred financing costs with respect to the Indebtedness, whether paid before or at the Closing but excluding, for the avoidance of doubt, any Breakage Costs and any Financing and Redemption

Costs), (C) the amount of any employment Taxes with respect to the amounts set forth in clause (A) or (D) paid by the Company and its Subsidiaries on or prior to the Closing Date and (D) any Transaction Expenses.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

11.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

11.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

2012 Balance Sheet	1.03
2013 Earnout EBITDA	1.07(a)
2013 Earnout Payment	1.07(c)
2013 EBITDA Statement	1.07(a)
2013 EBITDA Objections Statement	1.07(b)
2015 Additional Earnout Payment	1.08(a)
2017 Additional Earnout Payment	1.08(b)
Actual 2013 Earnout EBITDA	1.07(b)
Actual Four Year Average Additional Earnout EBITDA	1.08(b)(i)
Actual Two Year Average Additional Earnout EBITDA	1.08(a)(i)
Additional Earnouts	1.08
Agreement	Preface
Base Consideration	1.02(a)
Cap	8.02(a)
Closing	1.06
Closing Balance Sheet	1.05(a)
Closing Date	1.06
COBRA	3.15(f)
Company	Preface
Company Intellectual Property	3.12(a)
Company Marks	6.06
Confidential Information	6.08
Confidentiality Agreement	10.04
Deductible	8.02(a)

Term	Section No.

Designated Contacts	6.02
Disclosure Schedules	Article 3
Dispute Resolution Auditor	1.05(b)
Electronic Delivery	12.13
End Date	9.01(d)
ERISA	3.15(a)
Estimated Cash	1.03
Estimated Closing Balance Sheet	1.03
Estimated Indebtedness	1.03
Estimated Net Working Capital	1.03
Estimated Transaction Expenses	1.03
Excess Amount	1.05(d)
Financing	2.01(h)
Final Cash	1.05(b)
Final Indebtedness	1.05(b)
Final Net Working Capital	1.05(b)
Final Transaction Expenses	1.05(b)
Financial Statements	3.05
Financing Expiration Time	2.01(g)
Firm	1.05(b)
Four Year Average Additional Earnout EBITDA	1.08(b)(i)
Four Year Average Additional Earnout EBITDA Objections Statement	1.08(b)(i)
Four Year Average Additional Earnout EBITDA Statement	1.08(b)(i)
Fundamental Representation	8.01
HSR Act	3.14
Indemnitee	8.05
Indemnitor	8.05
Initial Closing Statement	1.03
Latest Balance Sheet	3.05
Leased Real Property	3.09(b)
Losses	8.02(a)
Material Contracts	3.11(b)
MDP	10.07
Members	Preface
Objections Statement	1.05(b)
Obsolete Locations	3.09(c)
Plans	3.15 (a)
Preliminary Purchase Price	1.02(b)
Preliminary Statement	1.05(a)
Proposed Acquisition Transaction	6.07
Purchase Price	1.02(a)
Purchaser	Preface
Purchaser Indemnified Parties	8.02(a)

Term	Section No.

Purchaser’s Representatives	6.02
Real Property Leases	3.09(b)
Released Person	8.08
Releasing Person	8.08
Schedule Update	6.04
Section 280G Payment	6.10
Securities Act	1.01
Seller	Preface
Seller Group	10.06
Seller Indemnified Parties	8.03
Shortfall Amount	1.05(c)
Survival Period Termination Date	8.01
Systems	3.12(h)
Target Four Year Average Additional Earnout EBITDA	1.08(b)(iii)
Target Two Year Average Additional Earnout EBITDA	1.08(a)(iii)
Tax Benefit	8.06
Threshold Four Year Average Additional Earnout EBITDA	1.08(b)
Transaction Tax Refund	10.01(i)
Transfer Taxes	10.01(c)
Two Year Average Additional Earnout EBITDA	1.08(a)(i)
Two Year Average Additional Earnout EBITDA Objections Statement	1.08(a)(i)
Two Year Average Additional Earnout EBITDA Statement	1.08(a)(i)
UK Company	3.10(j)
Units	Recitals
WARN	3.16

ARTICLE 12

MISCELLANEOUS

12.01 Expenses. Except as otherwise expressly provided herein, the Seller, on the one hand, and the Purchaser, on the other hand, shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement; provided that the Purchaser and the Seller shall each bear 50% of the fees and expenses associated with the HSR filing and the other antitrust and competition filings set forth on the Governmental Consents Schedule.

12.02 Knowledge Defined. For purposes of this Agreement, “the Company’s knowledge” as used herein shall mean the actual knowledge, after reasonable inquiry, of Harlan Kent, Lisa McCarthy, Jim Perley, Ben Preston, Martha LaCroix, Hope Margala, Michael Thorne and Alex Winiecki.

12.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a reputable national overnight delivery service (charges prepaid), (c) the Business Day following the day on which the same has been delivered to a reputable national overnight delivery service (charges prepaid) or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the recipient party to the sending party:

Notices to the Purchaser or (following the Closing) to the Company:

Jarden Corporation

555 Theodore Fremd Avenue

Suite B-302

Rye, NY 10580

Attention: John Capps (Executive Vice President, General Counsel and Secretary)

Facsimile: (561) 912-4263

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

77 West Wacker Drive

Suite 3100

Chicago, IL 60601

Attention: Gary R. Silverman

                  Fred W. Blakeslee II

Facsimile: (312) 456-8435

Notices to the Seller:

Yankee Candle Group LLC

c/o Madison Dearborn Capital Partners LLC

Three First National Plaza

Chicago, Illinois 60602

Attention: Robin P. Selati

Facsimile: (312) 895-1001

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

Attention: Michael D. Paley, P.C.

            Tana M. Ryan

Facsimile: (312) 862-2200

Notices to the Company (prior to the Closing):

Yankee Candle Investments LLC

16 Yankee Candle Way

South Deerfield, Massachusetts 01373

Attention: General Counsel

Facsimile: (413) 665-9147

with copies (which shall not constitute notice) to:

Madison Dearborn Partners LLC

Three First National Plaza

Chicago, Illinois 60602

Attention: Robin P. Selati

Facsimile: (312) 895-1001

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

Attention: Michael D. Paley, P.C.

                  Tana M. Ryan

Facsimile: (312) 862-2200

12.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser without the prior written consent of the Seller, or by the Company or the Seller without the prior written consent of the Purchaser; provided that, after the Closing, the Seller may assign this Agreement to any of its beneficial owners or successors by operation of law so long (a) as such beneficial owners or successors agree to satisfy the Seller’s obligations under this Agreement and (b) the Seller also retains and agrees in writing to satisfy the Seller’s obligations under this Agreement; provided further that, after the Closing, the Purchaser may, so long as the Purchaser also retains and agrees in writing to satisfy the Purchaser’s obligations under this Agreement, assign its rights and obligations pursuant to this Agreement (other than its obligation to pay the Termination Fee which shall not be assignable) (x) to its parent or one or more of its wholly-owned Subsidiaries and (y) for collateral security purposes to any lender providing secured financing to the Purchaser, or any of its Affiliates.

12.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the Disclosure Schedules hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Disclosure Schedule hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section” or “Disclosure Schedule” shall be deemed to refer to a section of this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “including” as used herein shall be by way of example and shall not be deemed to constitute a limitation of any term or provision contained herein (e.g., shall mean “including, without limitation” unless “without limitation” (or words of similar import) are already provided).

12.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

12.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules (except as contemplated by Section 6.04) hereto may be amended only in a writing signed by the Purchaser, the Company and the Seller. No waiver of any provision hereunder, or any breach, default or misrepresentation hereunder, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, default or misrepresentation.

12.09 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement and the restrictive covenant agreements) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

12.10 Third-Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of, and shall be enforceable by, the current and former managers, directors and officers of the Company and its Subsidiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the current and former managers, directors and officers of the Company and its Subsidiaries any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

12.11 Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE AND REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12 Purchaser Deliveries. The Purchaser agrees and acknowledges that, in respect of references in this Agreement to any documents or other items having been delivered or made available to the Purchaser or the Purchaser’s representatives, all documents or other items made available to the Purchaser and its representatives in the Company’s “Reef Cup” electronic data room located at www.rrdvenue.com as of August 29, 2013 shall be deemed to be delivered or made available, as the case may be, to the Purchaser for all purposes hereunder.

12.13 Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.14 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

12.15 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Disclosure Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

12.16 Consent to Jurisdiction. SUBJECT TO THE PROVISIONS OF SECTION 1.05 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING.

12.17 Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 12.16 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and, without that right, none of the parties hereto would have entered into this Agreement; provided that no party hereto may seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of or enforce the covenants contained in Section 7.07 hereto. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.17 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date (and in all cases, prior to the Closing), any party hereto brings any permitted action, in each case in accordance with Section 12.16, to enforce specifically the performance of the terms and provisions hereof by any other party, for which the failure to comply with such terms or provisions has resulted in or would result in the failure of any condition to Closing set forth in Article 2, the End Date shall automatically be extended (x) for the period during which such action is pending, plus ten (10) Business Days or (y) by such other time period established by the court presiding over such action, as the case may be. Notwithstanding anything herein to the contrary, in no event shall this Section 12.17 be used, alone or together with any other provision of this Agreement, to require the Company to remedy any breach of any representation or warranty of the Company made herein.

12.18 Consents. The Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company and/or any of its Subsidiaries is a party (including the contracts set forth on the Contracts Schedule and the Real Property Leases set forth on the Real Property Schedule) and such consents may not have been obtained. The Purchaser (on behalf of itself and the other Purchaser Indemnified Parties) agrees and acknowledges that the Seller and the Company shall have no liability whatsoever to the Purchaser Indemnified Parties (and the Purchaser Indemnified Parties shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof.

12.19 Seller and Member Relationship. For the avoidance of doubt, nothing herein shall in any way affect the Seller’s and the Members’ rights and obligations under the organizational documents and related equity agreements of the Seller (including without limitation the Seller’s rights and obligations with respect to making, or electing not to make, distributions to its members).

*        *        *         *

IN WITNESS WHEREOF, the parties hereto have executed this Unit Purchase Agreement on the day and year first written above.

Company:	YANKEE CANDLE INVESTMENTS LLC

	By:	/s/ Harlan Kent
	Name:	Harlan Kent
	Its:	Chief Executive Officer

Purchaser:	JARDEN CORPORATION

	By:	/s/ John E. Capps
	Name:	John E. Capps
	Its:	Executive Vice President, General Counsel, and Secretary

Seller:	YANKEE CANDLE GROUP LLC

	By:	/s/ Harlan Kent
	Name:	Harlan Kent
	Its:	Chief Executive Officer

Members:	MADISON DEARBORN CAPITAL PARTNERS V-A, L.P.

	By:	Madison Dearborn Partners V-A&C, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Robin P. Selati
	Name:	Robin P. Selati
	Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V-C, L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Robin P. Selati
Name:	Robin P. Selati
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V EXECUTIVE-A, L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Robin P. Selati
Name:	Robin P. Selati
Its:	Managing Director

/s/ Lisa McCarthy
Lisa McCarthy

/s/ James Perley
James Perley

/s/ Martha LaCroix
Martha LaCroix

/s/ Michael Thorne
Michael Thorne